NO ACT

DC
PE
12-27-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08040717

February 26, 2008

Donald P. McAviney
Corporate Counsel
DuPont Legal, D-8048
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/26/2008

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 27, 2007

Dear Mr. McAviney:

This is in response to your letters dated December 27, 2007 and February 1, 2008 concerning the shareholder proposal submitted to DuPont by the Amalgamated Bank LongView Collective Investment Fund. We also have received letters on the proponent's behalf dated January 16, 2008, January 22, 2008, and February 14, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Cornish F. Hitchcock
Attorney at Law
1200 G Street, NW
Suite 800
Washington, DC 20005

DUPONT®

DuPont Legal

Donald P. McAviney
Corporate Counsel and Assistant Secretary
DuPont Legal, D-8048
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176

December 27, 2007

VIA: MESSENGER
United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. du Pont de Nemours and Company
Proxy Statement – 2008 Annual Meeting

Ladies and Gentlemen:

On behalf of E. I. du Pont de Nemours and Company ("DuPont"), pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934, I enclose six copies of a letter in support of DuPont's request for no action regarding the exclusion from its 2008 annual meeting proxy materials (the "2008 Proxy Materials") of a shareholder proposal (the "Proposal") submitted by the Amalgamated Bank Long View Collective Fund ("Amalgamated"). For the reasons set forth in the enclosed letter, the Proposal properly may be omitted from DuPont's 2008 Proxy Materials. The Proposal is attached as Exhibit A to each of the enclosed six copies. We request that the Staff not recommend any enforcement action if the Proposal is so omitted.

By copy of this letter, Amalgamated is being notified of DuPont's intention to omit the Proposal and supporting statement from its 2008 Proxy Materials.

If you have any questions or require additional information, please contact me at (302) 774-9564 or my colleague, Mary Bowler, at (302) 774-5303. Thank you for your consideration.

Very truly yours,

Donald P. McAviney

Corporate Counsel

DPM:rtp
SEC cover no action letter 12-2007 Amalgamated Bank proxy statement – 2008 annual mtg
Enclosures
cc: Cornish Hitchcock, Esq. (Amalgamated) (with enclosures)

Donald P. McAviney
DuPont Legal, D-8042
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176

December 27, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. du Pont de Nemours and Company Proxy Materials for The 2008 Annual Meeting--Proposal by the Amalgamated Bank LongView Collective Investment

Ladies and Gentlemen:

I am writing on behalf of E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively the "Proposal") submitted by the Amalgamated Bank LongView Collective Investment Fund (the "Proponent") may properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponent's letter transmitting the Proposal. A copy of this letter is also being sent to the Proponent as notice of the Company's intent to omit the Proposal from its Proxy Materials.

I. The Proposal

The Proposal urges the Board of Directors of DuPont to issue a report on "PFOA compounds" used in DuPont products by the 2009 annual meeting. The text of the resolution of the Proposal is set forth below, and a copy of the Proposal together with its Supporting Statement is included with this letter as Exhibit A.

"Resolved: The shareholders urge the Board of Directors to issue a report on PFOA compounds used in DuPont products by the 2009 annual meeting, at reasonable cost and excluding confidential information, evaluating the feasibility of rapid phaseout of PFOA from all DuPont products, including materials that can degrade to PFOA in use or in the environment, and the development and adoption of safer substitutes."

II. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(10) Because it has been Substantially Implemented.

Under Rule 14a-8(i)(10), a proposal may be omitted if it already has been substantially implemented.

While the Proposal seeks a report regarding the "feasibility of rapid phaseout of PFOA", the Company has moved beyond studying phaseout, and is committed to cease making, buying or using PFOA by 2015. Based on the actions taken by the Company to date, the Company has accomplished several key objectives that clearly and unmistakably indicate its progress toward achieving this commitment by 2015, or earlier if reasonably possible.

The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule, allowing omission of a proposal that was "moot". Additionally, a proposal did not need to be "fully effected" to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983). In a 1983 interpretation, the Staff stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco Inc.* (March 28, 1991). See, also, *Nordstrom Inc.* (February 8, 1995) (proposal to commit to a code of conduct for overseas suppliers that was substantially covered by existing company guidelines). Other Staff no-action letters have established that under Rule 14a-8(i)(10), differences between a company's actions and a proposal are permitted so long as a company's actions satisfactorily address the proposal's underlying concerns. See *Masco Corporation* (March 29, 1999) (company's adopted version had slight modifications and a clarification of one term). Finally, proposals have been considered "substantially implemented" where a multifaceted proposal has been partially implemented. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (company implemented three of four actions requested).

The substantive actions which the Proposal seeks in the form of a report have already occurred and the Company's progress addresses the underlying concerns of the Proposal. This progress is reflected in the information below, and this information will be posted on its website by January 15, 2008 in a new and expanded format. This posting is the report the Company would publish on the subject matter of the instant Proposal because it is a statement of the facts as they exist today. Therefore, the Company believes the Proposal will be substantially implemented by January 15, 2008.

The Company's report containing the information below will supplement existing information on the website (www.pfoa.dupont.com), and will be updated regularly to demonstrate and communicate progress for achieving our commitment no later than 2015 or before, if reasonably possible.

EPA 2010/15 PFOA Stewardship Program Commitment

DuPont committed in January 2006 to the US EPA's voluntary 2010/15 PFOA Stewardship Program to reduce manufacturing emissions, to reduce content in products of PFOA and its higher homologues and precursors, and to ultimately work toward elimination of PFOA, its homologues and precursors from its products and emissions.

Manufacturing Emission Reductions of PFOA

DuPont's ongoing research has developed technologies that substantially reduce PFOA emissions from the Company's manufacturing facilities. In October 2007 (for the year 2006), DuPont reported to the EPA that it had achieved an almost 98 percent reduction of PFOA emissions in domestic manufacturing facilities. More broadly, an approximate 95 percent reduction was achieved in global manufacturing emissions, meeting the EPA objective well ahead of the 2010 goal timeline.

Commitment to No Longer Make, Buy, or Use PFOA

In addition to emissions reduction, DuPont has made significant progress toward reducing and eliminating PFOA in its products and processes. In order to demonstrate the Company's commitment to these endeavors, in February 2007, DuPont issued a press release in which its Chairman and Chief Executive Officer, Charles O. Holliday stated the following: "[I]n addition, we are developing potential alternative technologies, and today we are committing to eliminate the need to make, buy or use PFOA by 2015."

- **Fluoropolymer Products—PFOA Reduction and Progress Toward Elimination**[1]

    - DuPont has reduced PFOA content by 97% in aqueous fluoropolymer dispersion ("AFD") products using new DuPont Echelon™ technology. This technology is used for durable coatings in applications such as electronics, industrial, architectural and consumer products. DuPont has

[1]PFOA is used as a processing aid to manufacture some fluoropolymers. While it is not incorporated into the polymers themselves, PFOA can be present in trace quantities in those fluoropolymers that are made using it.

qualified customers representing over 90 percent of its sales volume for AFD products to the newly formulated Echelon™ technology.

- More recently, the Company has discovered technology that should enable complete elimination of PFOA use in fluoropolymer production. In fact, commercial scale quantities of some fluoropolymer products have been made without PFOA, and customers were notified in December 2007 these products will be available for testing in their processes in 2008. This is an important milestone towards meeting the corporate commitment to eliminate the use of PFOA no later than 2015.

- **Fluorotelomer Products—PFOA Reduction and Short-Chain Products[(2)]**

    - DuPont announced in February 2007 that it had successfully commercialized a new, patented manufacturing process that removes greater than 97 percent of trace levels of PFOA, its homologues and direct precursors from DuPont fluorotelomer products. This achievement meets key elements of the US EPA's voluntary 2010/15 PFOA Stewardship Program. The new "LX Platform" products were made available to customers beginning in the fourth quarter of 2006, and are used for surface protection in segments such as paper packaging, fluorosurfactants and coatings, leather, stone and tile. Essentially all of the finished products (>95%) have been converted to "LX Platform" products.

    - DuPont is now developing our next generation fluorotelomer products based on short-chain chemistry. We have already introduced two new commercial short-chain products in 4Q 2007. These new short-chain products offer equal or better performance then the products previously supplied and reduce our environmental footprint.

III. Summary

In summary, DuPont has made significant progress toward its commitment to no longer make, use or buy PFOA. The company has already produced commercial scale quantities of some fluoropolymer products without PFOA and has commercialized two new short-

[2] Fluorotelomer products are not made with PFOA nor is PFOA added during the manufacture of these products. However, PFOA is found in trace amounts in some current fluorotelomer products as an unintended byproduct of the manufacturing process. Some of the current fluorotelomer precursors can be a potential source of PFOA.

chain fluorotelomer products. These are important milestones already achieved on the path to rapid phaseout of PFOA.

For the foregoing reasons, it is clear that the Company is publicly committed to achieving the elimination of the need to make, buy or use PFOA by 2015, and the developments set out above demonstrate the significant achievements that have been made to date. For these reasons, the Company believes it has substantially implemented the report sought by the Proposal, and it is my opinion that DuPont, pursuant to Rule 14a-8 (i)(10), may properly exclude the Proposal from its 2008 Annual Meeting Proxy Materials.

If you have any questions or require additional information, please contact me at 302-774-9564 or my colleague, Mary Bowler, at 302-774-5303.

Very truly yours,

Dadd P. McGuig

Corporate Counsel

cc: Amalgamated Bank LongView Collective Investment Fund (with attachments)

EXHIBIT A

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

15 November 2007

Ms. Mary E. Bowler
Corporate Secretary
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898

By UPS and by facsimile: (302) 774-4031

Re: Shareholder proposal for 2008 annual meeting

Dear Ms. Bowler:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that E.I. du Pont de Nemours and Company ("DuPont") plans to circulate to shareholders in anticipation of the 2008 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to the Company's policy on PFOAs.

The Fund is an S&P 500 fund, located at 275 Seventh Avenue, New York, N.Y. 10003, with assets exceeding $3 billion. Created by the Amalgamated Bank in 1992, the Fund has beneficially owned more than $2000 worth of DuPont common stock for more than a year. A letter confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2008 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

Resolved: The shareholders urge the Board of Directors to issue a report on PFOA compounds used in DuPont products by the 2009 annual meeting, at reasonable cost and excluding confidential information, evaluating the feasibility of rapid phaseout of PFOA from all DuPont products, including materials that can degrade to PFOA in use or in the environment, and the development and adoption of safer substitutes.

Supporting Statement

DuPont is experiencing liabilities, and regulatory and marketplace risks, from potential health and environmental consequences of perfluorooctanoic acid (PFOA), a chemical processing aid used in the production of Teflon and other products. PFOA does not break down in the environment and is believed to be present in the blood of more than 90% of Americans.

This issue is far reaching for our company. For instance, Zonyl® is a brand name for DuPont fluorotelomer products used in an array of applications, including stain and grease repellants for food packaging and carpet. Although these products may contain little or no PFOA as sold, a recent animal test found that the materials used in Zonyl can break down in the body to form PFOA. Although the management says it is reducing the use of PFOA, the company has not committed to eliminate fluorotelomers on any timetable.

Public health concerns on PFOA are escalating. The chemical has been detected in household dust in consumers' homes in several states, and in water near DuPont facilities in Parkersburg, WV, Richmond, VA, Fayetteville, NC and Circleville, OH. A recent study by researchers at Johns Hopkins Bloomberg School of Public Health found that exposure to even low doses of perfluorooctane sulfonate (PFOS) and perfluorooctanoate (PFOA) in the womb is associated with lower weight and head circumference at birth. Regulators are contemplating restrictions on PFOA.

DuPont management asserted that studies it has funded showed no harm to human health from PFOA exposures, but its own Epidemiology Review Board adamantly disagreed with this conclusion, and sent emails to DuPont lambasting the management's "no health effects" characterization.

Retailers, manufacturers and consumers are demanding non-PFOA products. 3M—the original supplier of PFOA—stopped producing PFOA due to environmental concerns, and has recently reformulated Scotchgard stain repellants to no longer include perfluorinated compounds. Air Products, another DuPont competitor, is also promoting non-PFOA emulsions and surfactants. In 2007, GreenPan introduced a new line of nonstick, non-PFOA cookware. Retailers including McDonald's, H&M, and Wal-Mart have announced their intent to use alternatives to PFOA-based products. Conagra announced that it will study replacements for PFOA–based food packaging.

A class action lawsuit seeking $5 billion in damages has been filed against DuPont, alleging the management's failure to disclose known health risks of Teflon to consumers, including alleged emissions of PFOA from Teflon products.

DuPont entered a $16.5 million settlement of civil charges by EPA that asserted management had unlawfully withheld information concerning blood PFOA levels in pregnant DuPont employees and contamination of drinking water by PFOA near the Parkersburg, WV facility.

EXHIBIT B

48 FR 38218

SECURITIES AND EXCHANGE COMMISSION

AGENCY: Securities and Exchange Commission.

17 CFR PART 240

Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders

[Release No. **34-20091**]

48 FR 38218

August 23, 1983

ACTION: Final rule.

SUMMARY: The Commission announces the adoption of amended Rule 14a-8, which provides security holders a right to have their proposals included in the proxy statement of issuers subject to the proxy rules under the Securities Exchange Act of 1934. This action completes the second project in the Commission's Proxy Review Program.

DATE: Effective date: All of the amendments to Rule 14a-8 adopted August 16, 1983 with the exception of the changes to the timeliness provisions of paragraphs (a)(3) and (d) are applicable to proposals submitted for inclusion in proxy material to be filed preliminarily with the Commission on or after January 1, 1984. The new timeliness requirements in paragraphs (a)(3) and (d) apply to proposals submitted for inclusion in proxy material to be filed preliminarily with the Commission on or after July 1, 1984.

FOR FURTHER INFORMATION CONTACT:William E. Morley or John J. Gorman, (202) 272-2573, Office of the Chief Counsel, Division of Corporation Finance, Securities and Exchange Commission, 450 Fifth Street, NW., Washington D.C. 20549.

TEXT:
SUPPLEMENTARY INFORMATION: The Securities and Exchange Commission today announced the adoption of amendments to Rule 14a-8 [17 CFR 240.14a-8] under the Securities Exchange Act of 1934 (the "Exchange Act") [15 U.S.C. 78a *et seq.* (1976 and Supp. IV 1980)] and certain interpretations thereunder. The amendments adopted today were the subject of Release No. 34-19135 (October 14, 1982) 47 FR 47420 (the "Proposing Release") in which the Commission undertook a comprehensive re-examination of the security holder proposal process.

I. Executive Summary

In the Proposing Release, the Commission requested comment on the basic issues as to whether security holders' access to issuers' proxy statements should be provided under the Exchange Act, the nature of such access and the Commission's role in administering the process, however defined. The Proposing Release included three specific alternative proposals in the event the Commission were to conclude that continued federal regulation of the security holder proposal process is appropriate.

Proposal I retained the current framework of Rule 14a-8 but incorporated certain revisions to specific provisions, several interpretations thereunder and staff practices in administering the rule. The proposed revisions were designed principally to remove those procedural provisions not required to further the purpose of the rule and to clarify and to simplify the application of the rule.

Proposal II would have permitted issuers and their security holders to adopt their own procedures govering access to the issuer's proxy statement, subject to certain minimum standards prescribed by the Commission. Administration of such procedures would have been left essentially to issuers and their shareholders, and ultimately the courts.

The third proposal based on the premise that security holders should have relatively unfettered access to an issuer's proxy statement. Proposal III would have required the inclusion of any proposal proper under state law except those involving the election of directors. Proposal III would have limited the maximum number of proposals required to be included, and where necessary, would have had proposals to be included selected by lot.

The Proposing Release elicited a substantial number of comment letters. n1 The commentators included representatives from all segments of the public that are concerned with the security holder proposal process: Issuers, attorneys, shareholders (including those who have been proponents and those who have not), proponents' representatives and public interest organizations. While the comments ranged from statements that the existing rule works well and should not be changed to suggestions that issuers be given unrestricted rights to establish their own procedures for security holder proposals, there was extensive support for continued security; holder access to the issuer's proxy statement under the Exchange Act and for continued Commission, rather than judicial, administration of the process.

n 1 Three hundred and ninety-seven letters of comment were received from three hundred and eighty-three commentators. A copy of the Summary of Comments, as well as the letters of comment, is available for public inspection and copying at the Commission's Public Reference Room. (*See* File No. S7-946.

A substantial majority of the commentators favored Proposal I or a continuation of the current rule with no change. n2

n 2 One hundred and fifteen commentators generally supported Proposal I, although a number did propose various modifications. An additional one hundred and forty-five commentators suggested that there should be no change in the exiting rule. Fifty-nine commentators addressed some aspect of the proposals without expressing support for one of the three approaches proposed by the Commission.

While there was some limited support, mostly from issuers, for the approach proposed in Proposal II, n3 most commentators were concerned that Proposal II would create serious problems of administration as there would be no uniformity or consistency in determining the inclusion of security holder proposals. Exacerbating the problem generated by provisions individual to each issuer would be the effect of the fifty state judicial systems administering the process.

n*3 There were only twenty-four commentators who expressed support for Proposal II, although there were an additional eighteen letters which indicated some support for the concept underlying Proposal II.

Only a few commentators supported Proposal III. n4 A number of commentators expressed concern that the proposal would result in costly and time consuming litigation. Many took issue with the basic assumption underlying the lottery selection of proposals *i.e,* that all proposals are of equal merit.

n 4 Six commentators favored the adoption of the proposal, with an additional sixteen letters indicating support for the theory underlying the principles advanced.

After review of the constructive and detailed views of the commentators and after consideration of the issues presented in the Proposing Release, the Commission has determined that shareholder access to issuers' proxy materials is appropriate and that federal provision of that access is in the best interests of shareholders and issuers alike.

Moreover, based on the overwhelming support of the commentators and the Commission's own experience, the Commission has determined that the basic framework of current Rule 14a-8 provides a fair and efficient mechanism for the security holder proposal process, and that with the modifications to the rule and interpretations thereunder discussed in this Release, Proposal I should serve the interests of shareholders and issuers well. There follows a discussion of the highlights of the revisions to Rule 14a-8 adopted today. Interested persons are directed to the text of amended Rule 14a-8 and the Proposing Release for a more complete understanding.

II. Discussion of Specific Provisions of Amended Rule 14a-8

A. Procedural Requirements for Proponents

1. Rule 14a-8(a)(1) [17 CFR 240.14a-8(a)(1)] -- Eligibility. The Commission proposed a revision to Rule 14a-8(a)(1) that would provide that to be eligible to submit a proposal, a proponent must own at least 1% or $1000 n5 in market value of a security entitled to be voted at the meeting on the proposal and have held such securities for no less than one year prior to the date on which he submits the proposal.

n 5 Holdings of coproponents will be aggregated in determining the includability of a proposal.

A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed.

A number of commentators did, however, point out that changing market values for an issuer's securities could create problems in determining whether a proponent met the requirement that he own $1,000 of an issuer's securities for at least one year at the time that the proposal is submitted. In order to alleviate the questions the Commission is establishing the following test for determining whether a proponent has held $1,000 worth of the issuer's securities: The securities have been held for at least one year and are valued at $1,000 computed by use of the average of the bid and asked prices of such securities, as of a date within 60 days prior to the date of submission of the proposal.

The Proposing Release also included a revision of the second sentence of Rule 14a-8(a)(1) that would change the time limit for a proponent to provide documentation of his beneficial ownership of the issuer's securities from 10 business days to 14 calendar days. There was no specific opposition to the change and it is being adopted as proposed. It was suggested, however, that the rule require a proponent to deliver such documentation to the issuer at the time the proposal is submitted. Paragraph (a)(2) of Rule 14a-8, as adopted today, has been revised to include such a requirement.

Finally, the Commission proposed that persons who solicited an issuer's security holders through a "general proxy solicitation" with respect to the same shareholders' meeting would be ineligible to include a proposal in the issuer's proxy materials pursuant to Rule 14a-8. A number of commentators raised concerns with respect to the term "general proxy solicitation". The Commission has revised the provision to delete all references to "general proxy solicitation." Rather than relying on the concept of a "general proxy solicitation," the provision simply provides that proponents who deliver written proxy materials to holders of more than 25% of a class of the issuer's outstanding securities entitled to vote on the proposal are ineligible to submit any security holder proposals for inclusion in the issuer's proxy soliciting material.

2. *Rule 14a-8(a)(2) [17 CFR 240.14a-8(a)(2)] -- Notice.* The Commission proposed the elimination of the requirement that the proponent notify the issuer of his intention to appear personally at the meeting. Commentators were split fairly evenly on whether or not to eliminate this requirement. The Commission believes that the requirement serves little purpose and only encumbers proponents and therefore has deleted such requirement from the rule.

The Commission also proposed a change in the existing rule which would permit a proponent to arrange, from the outset, to have any person who is permitted under applicable state law to present the proposal for action at the meeting. A majority of the commentators that addressed this point supported the change. Those opposing the change argued that the annual meeting is a shareholders' meeting and that any representative selected to present the proposal should be a shareholder. The Commission continues to believe, however, that where state law permits a person other than a shareholder to act as proxy for a shareholder, such person should be permitted to present the proposal. Accordingly, the Commission has adopted the proposed change to Rule 14a-8 (a)(2).

There was general support for the proposed requirement that a proponent notify the issuer at the time he submits the proposal of his name, address, the number of the issuer's securities that he holds of record or beneficially and the dates upon which he acquired such securities. The Commission is adopting that provision with one addition. As discussed earlier in connection with the eligibility requirements under Rule 14a-8(a)(1), the rule as adopted also requires that the proponent provide the issuer with documentary support for any claim of beneficial ownership at the time that the proponent submits his proposal.

Finally, the Commission also has adopted the proposed change in a staff interpretation of Rule 14a-8 (a)(2) to the effect that attendance at another shareholders' meeting will no longer be good cause for failure to present a proposal at an issuer's shareholders meeting.

3. *Rule 14a-8(a)(3) [17 CFR 240.14a-8(a)(3)] -- Timeliness.* The Commission has adopted the proposed extension of the deadline for submission of proposals to be included in annual meeting proxy material from 90 to 120 days to give issuers and the Commission's staff adequate time to process proposals.

In adopting the new timeliness deadlines in Rules 14a-8(a)(3) and 14a-8(d), the Commission realizes that many proponents and issuers may be adversely affected unless there is a reasonably lengthy transition period prior to the effectiveness that will allow all interested persons adequate time to familiarize themselves with the requirements and to comply with those requirements. In addition, issuers will need additional time to supply the notice required by Rule 14a-5(f) [17 CFR 240.14a-5(f)] in their proxy statements. Accordingly, while all of the other amendments to Rule 14a-8 adopted today will be applicable to proposals submitted to issuers who file their preliminary proxy materials with the Commission on or after January 1, 1984, the effectiveness of the new timeliness deadlines set forth in paragraphs (a)(3) and (d) of the amended rule are deferred an additional six months. Thus, the new timeliness requirements will apply only to those proposals submitted to issuers filing their preliminary proxy material with the Commission on or after July 1, 1984.

B. Rule 14a-8(a)(4) [17 CFR 240.14a-8(a)(4)] -- Number of Proposals

The Commission is adopting the proposed reduction in the number of proposals that a proponent may submit to an issuer in any one year from two to one. The majority of the commentators addressing this issue were in favor of the change. The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large.

The Commission also proposed a second change to Rule 14a-8(a)(4) which would give a proponent 14 calendar days rather than 10 business days "to reduce the number of words or the number of proposals" after being notified by the issuer that he had exceeded the limits set forth in the rule. There was no specific opposition to the change and it is being adopted as proposed.

In the Proposing Release, the Commission requested comment on the possibility of requiring proponents to pay a fee in connection with the submission of their proposals. A majority of the commentators addressing this question, almost exclusively issuers, supported the idea of a fee. Those comments, however, raised a great many questions as to the appropriate amount of such a fee and the manner in which the fee should be collected. In light of the significant questions as to the practicality and the feasibility of such an assessment, the Commission has determined not to adopt a fee requirement at this time.

C. Rule 14a-8(b)(1) -- Supporting Statements for Proposals

The Proposing Release included a revision to Rule 14a-8(b) [17 CFR 240.14a-8(b)] to permit proponents to include a supporting statement for their proposals when management does not oppose the proposal. The Commission believes such supporting statements can provide shareholders with background information that may be helpful in considering the proposal and has adopted such revision.

The Commission also has amended the rule to permit a proponent an aggregate of 500 words for his proposal and supporting statement to be allocated at his discretion.

D. Rule 14a-8(b)(2) -- Identification of Proponent

The Commission is adopting Rule 14a-8(b)(2) as proposed. Under the rule, the Commission will no longer provide the name and address of a proponent who is not identified in the proxy statement. Such information will have to be obtained from the issuer.

In response to a request made by a number of commentators, the Commission wishes to make it clear that an issuer is not required under the rule to include the name and address of the proponent in its proxy materials, but may do so at its sole discretion. Where the issuer chooses to exclude such information, it is required only to indicate that it will provide such information on request.

E. Substantive Grounds for Omission of Security Holder Proposals

1. *Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)] -- Not a Proper Subject for Action by Security Holders Under State Law.* While no change was proposed to Rule 14a-8(c)(1), a number of commentators argued that the Note to paragraph (c)(1) should be deleted, since the Note elevated form over substance in considering whether a proposal would be a proper subject for action by security holders under applicable state law. The Note was first added to Rule 14a-8 in 1976 n6 to explain the staff's interpretive approach in considering the application of paragraph (c)(1). That interpretation was

based on the experience of the staff that generally under state corporation law a request for the board of directors to consider certain actions was deemed proper for shareholder action as it did not infringe upon the directors' statutory authority to manage the corporation.

n 6 Release 34-12999. (Nov. 22, 1976) [41 FR 52994].

To reiterate what the Commission said in 1976.

[I]t is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that "the business and affairs of every corporation organized under this law shall be managed by its board of directors," or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders. n7

n 7 *Id.* at p. 16.

The Commission believes, on the basis of opinions submitted to it by issuers and proponents, that this view continues to reflect general state corporate law. The Note, however, has been revised to make it clear that whether the nature of the proposal, mandatory or precatory, affects its includability is solely a matter of state law, and to dispel any mistaken impression that the Commission's application of paragraph (c)(1) is based on the form of the proposal.

2. *Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)] -- Proposals that Are Contrary to the Commission's Proxy Rules, Including Rule 14a-9.* Although the Commission did not propose any changes to Rule 14a-8(c)(3), the Proposing Release discussed certain staff practices in administering this provision. The Commission indicated that it believed it appropriate for the staff to give proponents the opportunity to amend portions of proposals or supporting statements which might be violative of Rule 14a-9 at the time they were submitted, since issuers are accorded the same opportunities with respect to their soliciting materials. While some commentators were critical of the latitude given to proponents to make such modifications, the Commission has determined not to change its administration of paragraph (c)(3).

3. *Rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)] -- Personal Claim or Grievance.* The proposed change to Rule 14a-8(c)(4) was intended to clarify the scope of the exclusionary paragraph and to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuers shareholders generally. Some commentators expressed concern that, as proposed, the "personal interest" grounds for exclusion could be applied to exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested. This is not the Commission's intent. In order to allay such concerns and clarify the intended scope of revised paragraph (c)(4), the Commission has incorporated such commentators' suggested revision. As so revised the rule now refers to a "proposal . . . designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large."

4. *Rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)] -- Not Significantly Related to the Issuer's Business.* The Commission is adopting Rule 14a-8(c)(5) as proposed. Paragraph (c)(5) relates to proposals concerning the functioning of the economic business of an issuer and not to such matters as shareholders' rights, e.g., cumulative voting.

5. *Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)] -- Ordinary Business.* The Commission did not propose any change to existing Rule 14a-8(c)(7), but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders the provisions of paragraph (c)(7) largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

6. *Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)] -- Moot.* As with Rule 14a-8(c)(7), the Commission did not propose to change Rule 14a-8(c)(10), but did propose a change in the staff interpretation of the provision. In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer". While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose. Accordingly, the Commission is adopting the proposed interpretative change.

The Commission also requested comment on the adoption of a new interpretation of Rule 14a-8(c)(10) which would have permitted the omission of precatory proposals where the board of directors has considered the request in good faith and determined not to act. The Commission has determined that because of the administrative difficulties in administering the "good faith" test, it will not undertake the proposed interpretation at this time.

7. *Rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)] -- Repeat Proposals.* Existing Rule 14a-8(c)(12) permits the exclusion of a proposal if substantially the same proposal has been included in the issuer's proxy statement in prior years and the proposal failed to obtain a specified percentage of votes cast. The Commission proposed a change which would permit the exclusion of proposals dealing with substantially the same subject matter as proposals submitted in prior years, but which failed to receive the requisite percentage of votes.

The commentators supporting the proposed amendment felt that it was an appropriate response to counter the abuse of the security holder proposal process by certain proponents who make minor changes in proposals each year so that they can keep raising the same issue despite the fact that other shareholders have indicated by their votes that they are not interested in that issue.

Commentators who opposed the change argued that the revision was too broad and that it could be used to exclude proposals that had only a vague relation to an earlier proposal. Many of those commentators suggested that such a broad change was not necessary if the staff changed its interpretation of the existing provision.

The Commission has determined to adopt the proposed change to Rule 14a-8(c)(12). The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgements, but anticipates that those judgements will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns. The Commission believes that by focusing on substantive concerns addressed in a series of proposals, an improperly broad interpretation of the new rule will be avoided.

The Commission also requested comment on the advisability of raising the percentage tests for resubmission of proposals under Rule 14a-8(c)(12). Currently the rule requires a 3% vote the first time a proposal is included, 6% the second time the proposal is voted upon, and 10% every year thereafter. Issuers who commented upon this question strongly supported an increase in the percentage tests. Proponents were opposed to any increase.

The Commission believes that given the increased voting activities of institutional investors with respect to security holder proposals and the greater potential support for such proposals, it is appropriate to raise the thresholds for resubmission. The Commission believes, however, that the upper limit should remain at 10%. A proposal that receives 10% of the votes cast, particularly in the face of management opposition, appears to have sufficient shareholder interest to warrant reconsideration. Accordingly, the Commission has raised the thresholds to 5% and 8% in the first and second years, respectively, with the final test remaining at 10%.

F. Procedural Requirements for Issuers

Rule 14a-8(d) [17 CFR 240.14a-8(d)]. The Commission is adopting the one change proposed in paragraph (d) that would require an issuer to notify the Commission of the issuer's intention to omit a proposal 60 rather than 50 days in advance of the filing of its preliminary proxy material. As earlier noted in the discussion of Rule 14a-8(a)(3), the effectiveness of this provision will be delayed for one year until July 1, 1984.

G. No-Action Procedures

The Commission also requested comment on the advisability of eliminating the Commission staff's administrative role in the current security holder proposal process and either generally discontinuing the issuance of no-action letters under Rule 14a-8 or discontinuing such letters with respect to paragraphs (a)(4), (c)(1), (c)(2) and (c)(4). Almost without exception, the commentators opposed the discontinuation of the staff's involvement in the process, citing problems of costs, confusion, complexity and delay. No change to the staff's role in the administration of the rule therefore will be effected.

IV. Statutory Authority and Findings

The Commission hereby adopts Rule 14a-8 and the interpretation thereunder pursuant to its statutory authority under Sections 14(a) and 23(a) of the Exchange Act, Sections 12(e) and 20(a) of the Public Utility Holding Company Act of 1935, and Sections 20(a) and 38(a) of the Investment Company Act of 1940. As required by Section 23(a) of the Exchange Act, the Commission has considered the impact that this rulemaking action would have on competition and has concluded that they would impose no significant burden on competition not necessary or appropriate in furtherance of the purpose of the Exchange Act.

List of Subjects in 17 CFR Part 240

Reporting requirements, Securities.

V. Text of Amendments

In accordance with the foregoing, Title 17, Chapter II, of the Code of Federal Regulations is amended as follows:

PART 240 -- GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

1. By revising Rule 14a-8, § 240.14a-8, to read as follows:

§ 240.14a-8 Proposals of security holders.

(a) If any security holder of an issuer notifies the issuer of his intention to present a proposal for action at a forthcoming meeting of the issuer's security holders, the issuer shall set forth the proposal in its proxy statement and identify it in its form of proxy and provide means by which security holders can make the specification required by Rule 14a-4(b) [17 CFR 240.14a-4(b)]. Notwithstanding the foregoing, the issuer shall not be required to include the proposal in its proxy statement or form of proxy unless the security holder (hereinafter, the "proponent") has complied with the requirements of this paragraph and paragraphs (b) and (c) of this section:

(1) *Eligibility.* (i) At the time he submits the proposal, the proponent shall be a record or beneficial owner of at least 1% or $1000 in market value of securities entitled to be voted at the meeting and have held such securities for at least one year, and he shall continue to own such securities through the date on which the meeting is held. If the issuer requests documentary support for a proponent's claim that he is the beneficial owner of at least $1000 in market value of such voting securities of the issuer or that he has been a beneficial owner of the securities for one or more years, the proponent shall furnish appropriate documentation within 14 calendar days after receiving the request. In the event the issuer includes the proponent's proposal in its proxy soliciting material for the meeting and the proponent fails to comply with the requirement that he continuously hold such securities through the meeting date, the issuer shall not be required to include any proposals submitted by the proponent in its proxy material for any meeting held in the following two calendar years.

(ii) Proponents who deliver written proxy materials to holders of more than 25 percent of a class of the issuer's outstanding securities entitled to vote with respect to the same meeting of security holders will be ineligible to use the provisions of Rule 14a-8 for the inclusion of a proposal in the issuer's proxy materials. In the event the issuer includes a proponent's proposal in its proxy material and the proponent thereafter delivers written proxy materials to the holders of more than 25 percent of a class of the issuer's outstanding securities entitled to vote with respect to such meeting, the issuer shall not be required to include any proposals submitted by that proponent in its proxy soliciting materials for any meeting held in the following two calendar years.

(2) *Notice and Attendance at the Meeting.* At the time he submits a proposal, a proponent shall provide the issuer in writing with his name, address, the number of the issuer's voting securities that he holds of record or beneficially, the dates upon which he acquired such securities, and documentary support for a claim of beneficial ownership. A proposal may be presented at the meeting either by the proponent or his representative who is qualified under state law to present the proposal on the proponent's behalf at the meeting. In the event that the proponent or his representative fails, without good cause, to present the proposal for action at the meeting, the issuer shall not be required to include any proposals submitted by the proponent in its proxy soliciting material for any meeting held in the following two calendar years.

(3) *Timeliness.* The proponent shall submit his proposal sufficiently far in advance of the meeting so that it is received by the issuer within the following time periods:

(i) *Annual Meetings.* A proposal to be presented at an annual meeting shall be received at the issuer's principal executive offices not less than 120 days in advance of the date of the issuer's proxy statement released to security holders in connection with the previous year's annual meeing of security holders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date contemplated at the time of the previous year's proxy statement, a proposal shall be received by the issuer a reasonable time before the solicitation is made.

(ii) *Other Meetings.* A proposal to be presented at any meeting other than an annual meeting specified in paragraph (a)(3)(i) of this section shall be received a reasonable time before the solicitation is made.

Note. -- In order to curtail controversy as to the date on which a proposal was received by the issuer, it is suggested that proponents submit their proposals by Certified Mail-Return Receipt Requested.

(4) *Number of Proposals.* The proponent may submit no more than one proposal and an accompanying supporting statement for inclusion in the issuer's proxy materials for a meeting of security holders. If the proponent submits more than one proposal, or if he fails to comply with the

500 word limit mentioned in paragraph (b)(1) of this section, he shall be provided the opportunity to reduce the items submitted by him to the limits required by this rule, within 14 calendar days of notification of such limitations by the issuer.

(b)(1) *Supporting Statement.* The issuer, at the request of the proponent, shall include in its proxy statement a statement of the proponent in support of the proposal, which statement shall not include the name and address of the proponent. A proposal and its supporting statement in the aggregate shall not exceed 500 words. The supporting statement shall be furnished to the issuer at the time that the proposal is furnished, and the issuer shall not be responsible for such statement and the proposal to which it relates.

(b)(2) *Identification of Proponent.* The proxy statement shall also include either the name and address of the proponent and the number of shares of the voting security held by the proponent or a statement that such information will be furnished by the issuer to any person, orally or in writing as requested, promptly upon the receipt of any oral or written request therefor.

(c) The issuer may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

(1) If the proposal is, under the laws of the issuer's domicile, not a proper subject for action by security holders.

Note. -- Whether a proposal is a proper subject for action by security holders will depend on the applicable state law. Under certain states' laws, a proposal that mandates certain action by the issuer's board of directors may not be a proper subject matter for shareholder action, while a proposal recommending or requesting such action of the board may be proper under such state laws.

(2) If the proposal, if implemented, would require the issuer to violate any state law or federal law of the United States, or any law of any foreign jurisdiction to which the issuer is subject, except that this provision shall not apply with respect to any foreign law compliance with which would be violative of any state law or federal law of the United States.

(3) If the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 [17 CFR 240.14a-9], which prohibits false or misleading statements in proxy soliciting materials;

(4) If the proposal relates to the redress of a personal claim or grievance against the issuer or any other person, or if it is designed to result in a benefit to the proponent or to further a personal interest, which benefit or interest is not shared with the other security holders at large;

(5) If the proposal relates to operations which account for less than 5 percent of the issuer's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the issuer's business;

(6) If the proposal deals with a matter beyond the issuer's power to effectuate;

(7) If the proposal deals with a matter relating to the conduct of the ordinary business operations of the issuer;

(8) If the proposal relates to an election to office;

(9) If the proposal is counter to a proposal to be submitted by the issuer at the meeting;

(10) If the proposal has been rendered moot;

(11) If the proposal is substantially duplicative of a proposal previously submitted to the issuer by another proponent, which proposal will be included in the issuer's proxy material for the meeting;

(12) If the proposal deals with substantially the same subject matter as a prior proposal submitted to security holders in the issuer's proxy statement and form of proxy relating to any annual or special meeting of security holders held within the preceding five calendar years, it may be omitted from the issuer's proxy materials relating to any meeting of security holders held within three calendar years after the latest such previous submission: *Provided, That* (i) If the proposal was submitted at only one meeting during such preceding period, it received less than five percent of the total number of votes cast in regard thereto; or

(ii) If the proposal was submitted at only two meetings during such preceding period, it received at the time of its second submission less than eight percent of the total number of votes cast in regard thereto; or

(iii) If the prior proposal was submitted at three or more meetings during such preceding period, it received at the time of its latest submission less than 10 percent of the total number of votes cast in regard thereto; or

(13) If the proposal relates to specific amounts of cash or stock dividends.

(d) Whenever the issuer asserts, for any reason, that a proposal and any statement in support thereof received from a proponent may properly be omitted from its proxy statement and form of proxy, it shall file with the Commission, not later than 60 days prior to the date the preliminary copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6(a) [17 CFR 240.14a-6(a)], or such shorter period prior to such date as the Commission or its staff may permit, five copies of the following items: (1) The proposal; (2) any statement in support thereof as received from the proponent; (3) a statement of the reasons why the issuer deems such omission to be proper in the particular case; and (4) where such reasons are based on matters of law, a supporting opinion of counsel. The issuer shall at the same time, if it has not already done so, notify the proponent of its intention to omit the proposal from its proxy statement and form of proxy and shall forward to him a copy of the statement of reasons why the issuer deems the omission of the proposal to be proper and a copy of such supporting opinion of counsel.

(e) If the issuer intends to include in the proxy statement a statement in opposition to a proposal received from a proponent, it shall, not later than 10 calendar days prior to the date the preliminary copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6(a), or, in the event that the proposal must be revised to be includable, not later than five calendar days after receipt by the issuer of the revised proposal promptly forward to the proponent a copy of the statement in opposition to the proposal.

In the event the proponent believes that the statement in opposition contains materially false or misleading statements within the meaning of Rule 14a-9 and the proponent wishes to bring this matter to the attention of the Commission, the proponent promptly should provide the staff with a letter setting forth the reasons for this view and at the same time promptly provide the isssuer with a copy of such letter.

(Secs. 14(a) and 23(a), 48 Stat. 895 and 901; sec. 12(e) and 20(a), 49 Stat. 823 and 833; sec. 20 (a) and 38(a), SY Stat. 822 and 841; 15 U.S.C. 78n(a); 78w(a), 79*l* (e), 794(a), 800.20(a), 80a-37 (a))

By the Commission, Commissioner Longstreth dissenting. n1

n 1 Dissenting opinion of Commissioner Longstreth follows.

George A. Fitzsimmons,

Secretary.

August 16, 1983.

Dissent by Commissioner Longstreth

I respectfully dissent from the adoption of Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders.

The responses to our proposing release (Release No. 34-19135 (October 14, 1982)), totaling 397, provide overwhelming support for three major conclusions:

1. Shareholders should continue to be accorded access to management proxy statements under the Securities Exchange Act of 1934.

2. The Securities and Exchange Commission should continue to be actively involved in administering the process by which that access is afforded.

3. The present system for according access to shareholders is strongly preferred to the more radical schemes suggested in the proposing release or any other scheme yet devised.

My dissent from adoption of the proposed amendments rests upon a belief that these amendments, in the aggregate, tilt significantly and unnecessarily against shareholders seeking access to the proxy machinery. The tilt, in my opinion, goes well beyond that which is necessary to deal with recognized abuses. I do not believe the active use of the proxy machinery by shareholders is, of itself, an abuse; therefore, I do not favor changes the effect of which will be to reduce that usage by responsible shareholders.

If we are going to support shareholder access in theory, we should support it in practice as well, and not just for highly sophisticated investors who can afford to develop or retain the skills necessary to master the labyrinth that Rule 14a-8 sets before them.

With minor exceptions, Rule 14a-8 in its present form has been in effect since 1976. The seven year record provides a strong case for continuing the Rule essentially as it is. Indeed, of those commenting, 145 would have us do just that. Moreover, each time we change a rule, we impose on the community of affected businessmen, investors and professionals the cost of having to master the changes.

For the foregoing reasons, I favor retaining Rule 14a-8 in its present form and adjusting our interpretations where necessary to deal with the abuses our staff has identified.
[FR Doc. 83-23104 Filed 8-22-83; 8:45 am]

BILLING CODE 8010-01-M

1991 SEC No-Act. LEXIS 500

1991 SEC No-Act. LEXIS 500

Securities Exchange Act of 1934 -- Rule 14a-8

March 28, **1991**

CORE TERMS: environmental, disclosure, audit, shareholder, staff, moot, periodic, auditing, issuer, guidelines, worldwide, proxy, reconsideration, implemented, media, communicate, regulation, monitoring, auditor, spill, pollution, certificate, distributed, stockholders, operational, managerial, no-action, personnel, omission, customers

Texaco, Inc.

TOTAL NUMBER OF LETTERS:
2

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 28, **1991**

Michael H. Rudy
Senior Attorney
Texaco, Inc.
2000 Westchester Ave,
White Plains, NY 10650

Dear Mr. Rudy:

This responds to your letter dated **March** 15, **1991.** Your letter concerns a staff response dated **March** 6, **1991,** that involved a shareholder proposal submitted to **Texaco,** Inc. (the "Company") by three religious organizations (the "Proponents"). That response indicated that the Division was unable to concur in your view that the Proponents' proposal could be excluded from the Company's proxy materials based on either rules 14a-8(c)(7) or (c)(10). You request reconsideration of the staff's position that the Proponent's proposal may not be omitted pursuant to rule 14a-8(c)(10). In conjunction with your request, we have also received a letter dated **March** 25, **1991,** from the Proponents' counsel.

The Proponents' proposal requests that the Company subscribe to the "Valdez Principles." After considering your request, there appears to be some basis for your view that the proposal may be excluded pursuant to rule 14a-8(c)(10). That provision allows the omission of a proposal that has been rendered moot. A proposal may be considered moot if the registrant has "substantially implemented" the action requested. **Securities Exchange Act Release No.** 19135 (08/16/83). The proposal presents the question of whether the Company should subscribe to a set of environmental guidelines which suggest implementing operational and managerial programs as well as making provision for periodic assessment and review. You indicate that the Company has adopted policies, practices and procedures with respect to the environment and provide a detailed summary comparing the Company's policies, practices and procedures with the guidelines under the proposal. The staff notes your representations that the policies, practices and procedures administered by the Company address the operational and managerial programs as well as make provision for periodic assessment and review as outlined by the guidelines in the proposal. In the staff's view, a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. Based on the information provided, it appears that the Company has rendered moot the proposal which presents the question of whether such guidelines should be implemented. Accordingly, the staff will not recommend enforcement action to the Commission if the Proponents' proposal is omitted from the Company's proxy materials.

Sincerely,

William E. Morley
Chief Counsel-Associate
Director (Legal)

INQUIRY-1:
Texaco Inc
2000 Westchester Avenue
White Plains NY 10650

March 15, **1991**

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Attention: Office of Chief Counsel
Division of Corporation Finance

REQUEST FOR RECONSIDERATION

Dear Sirs:

This is a request that you reconsider your response to **Texaco** Inc. ("**Texaco") of March** 6, **1991,** in which you decline to concur with **Texaco's** view, expressed in our submission of December 26, 1990, that a shareholder proposal (the "Proposal") regarding the "Valdez Principles," a copy of which is attached (Tab 1), is excludable from **Texaco's 1991** proxy materials. The Proposal was co-filed by three shareholders of **Texaco,** who along with their attorney, are being sent a copy of this letter. I am also enclosing five additional copies of this letter.

The basis for our request for reconsideration is the omission from our December 26, 1990 submission of a complete description of **Texaco's** program of periodic disclosure and compliance review with respect to its environmental programs. It appears that the Staff's response was based on the assumption that **Texaco's** policies and procedures for monitoring its compliance with applicable environmental laws and regulations entailed the use of only in-house personnel. That is not the case. In addition, it appears that the Staff has not fully considered the very complete program **Texaco** has in place regarding public disclosure of its environmental policies and of its compliance with those policies.

We believe that these policies and practices fully address the Staff's concerns with respect to disclosure and compliance, and, together with the policies and practices described in our December 26, 1990 submission to you, render the Proposal moot.

Disclosure

Texaco is confident that it has one of and perhaps the most comprehensive program for disclosure of its environmental policies and practices in the industry, a program which goes even further than do the Valdez Principles on this subject.

Its program of disclosure to employees is extensive. Approximately two years ago, **Texaco** developed and distributed to all of its managers, worldwide, a **Texaco** Public Relations Crises Management Manual. That Manual details **Texaco's** policies with respect to dealings with the public, its employees and the media in the wake of incidents, such as oil spills, releases of pollutants, and water contamination, and with respect to issues such as environmental matters. Among the mandates enunciated in this Manual is to "proactively communicate with the press" and "communicate with employees about the situation early and often." That Manual is being used as a text in a continuing training program for **Texaco** managers from around the world. Excerpts from the Manual are attached. (Tab 2) We will provide a complete copy of this confidential Manual to the Staff should you desire to review it.

Likewise, **Texaco's** National Contingency Plan (Tab 3) provides that after an oil discharge occurs **Texaco** personnel are to, among other steps, "establish a communications link with the media relations personnel of cognizant government agencies," "establish a media relations communications center," "establish a communications link . . . to ensure the most recent facts are available to the media and general public," "communicate with company employees about the situation early and often," and "respond promptly to inquiries from elected officials . . . so they can respond to their constituents and the news media." **Texaco** adheres to this same program in responding to all kinds of environmental incidents; it is not confined to oil spills.

Texaco's program of periodic and regular disclosure to its shareholders and other members of the public is equally extensive. A sampling of recent **Texaco** publications is attached. I believe that this sampling demonstrates **Texaco's** commitment to keeping its many constituencies apprised of **Texaco's** policies and practices with regard to protection of the environment. From these materials you will note:

-In January 1990 **Texaco's** President and its Chairman wrote to all **Texaco** stockholders (Tab 4), advising them about expenditures being made for environmental matters and the establishment of a new Environmental Safety and Health Division.

-Later in 1990 **Texaco** distributed to its employees, stockholders, customers and other interested persons the first issue of its Environment Health & Safety Review. (Tab 5)

-Each year **Texaco** writes to its employees and opinion leaders in the media and the investment community in the "**Texaco** Today" about subjects concerning the environment. Excerpts from the 1988, 1989, and 1990 issues are attached. (Tab 6)

-In April 1990 **Texaco** widely distributed a pamphlet entitled "**Texaco** and the Environment" (Tab 7) emphasizing its commitment to the protection of the environment. n1

-In May 1990 **Texaco** produced a film regarding its emergency preparedness programs which it has shown to a wide variety of audiences around the country.

-Each year **Texaco's** Annual Report and Form 10-K contain, as required by regulation, disclosures regarding environmental expenditures and proceedings regarding environmental incidents.

n1 Parenthetically, we should note that **Texaco** does not retaliate against employees that report hazardous conditions. Such conduct would clearly be illegal under various Federal and state laws. See, for example, the Occupational Safety and Health Act of 1970, 29 U.S.C. § 660(c); The Federal Water Pollution Control Act, 33 U.S.C. § 1367; The Air Pollution Prevention and Control Act, 42

U.S.C. § 7622; The Energy Reorganization Act of 1974, 42 U.S.C. § 5851; The Railroad Safety Act, 45 U.S.C. § 441(a); The Fair Labor Standards Act of 1938, 29 U.S.C. § 15(a)(3); The Longshore and Harbor Workers' Compensation Act, 33 U.S.C. § 948(a); California, Cal. Lab. Code § 1102.5; Connecticut, Conn. Gen. State. Ann. § 31-51m; Florida, Fla. Stat. Ann. § 112.3187; Hawaii, [1987] Haw. Sess. Laws, Act 267; Louisiana, La. Rev. Stat. Ann. § 1074.1(2); Maine, Me. Rev. Stat. Ann. tit. 26, § § 832,833; Michigan, Mich. Comp. Laws Ann. § § 15.361 to 15.369; Minnesota, Minn. Stat. Ann. § § 181.931 to 181.935; New Hampshire, N.H. Rev. Stat. Ann. § § 275-E:1 to E:7; New Jersey, N.J. Stat. Ann. § 34:19-1; New York, N.Y. Lab Law § § 740(1) to (7); Ohio, Ohio Rev. Code § § 413.51 to 413.53; Oklahoma, Okla. Stat. Ann. 51 28 (West 1984); Washington, Wash. Rev. Code Ann. § § 42.40.010 to 42.40.900; and Wisconsin, Wis. Stat. Ann. § § 104.10, 111.06(2)(h).

The above are only a few examples of the many publications and communications which **Texaco** is regularly making and will continue to make regarding the environment and **Texaco's** programs to protect it. In addition, **Texaco** makes prompt oral and written notification to applicable public agencies immediately upon the occurrence of any incident which effects the environment, as required by law.

Texaco has also made substantial disclosure to the Proponents, in writing to J. Andy Smith III and to Tim Smith, (Tab 8) both of whom have represented the Proponents, keeping them apprised of **Texaco's** progress regarding its environmental programs and has offered to continue to communicate with them to enhance that dialogue.

Compliance Assessment and Annual Audit

Texaco's environmental auditing program began in the United States in 1983 as an internal auditing program. This program was designed with the assistance of the world-renowned consulting firm of Arthur D. Little ("ADL") (Tab 9). In 1986 it was extended to **Texaco's** European operations, and in 1988 it was extended to **Texaco's** Latin America and West Africa operations.

In 1989 **Texaco** entered into a contract with ADL to critique **Texaco's** auditing program and develop an enhanced environmental auditing program. (Tab 10) The objective was to develop a program to assess compliance by each **Texaco** facility with all environmental laws and regulations, company environmental policies and good operating practices - in short, a "Cadillac" program. The program was to be a program to ensure achievement of **Texaco's** policy of "compliance plus", to identify situations with potential impact on the environment, to ensure that there were auditing and compliance systems in place and functioning and to appropriately manage environmental risks.

ADL and **Texaco** developed that new program, and in 1989 **Texaco** adopted it.

The program contains **Texaco's** Policies, a recitation of all applicable laws, regulations and prudent business practices, called Protocols (Tab 11), and detailed instructions to the auditors, called Guides, on how to conduct an audit at each type of facility and in each environmental area. n2 The audits are conducted strictly in accordance with the Guides, primarily by **Texaco** employees, because of their familiarity with the operation of the facilities. ADL employees participate as members of some audit teams at randomly selected facilities and in some cases lead audit teams. At the termination of each audit, a written audit report is prepared by **Texaco's** Environmental Health and Safety ("EH&S") Division. In this auditing function, this division operates independently of **Texaco's** operating divisions. The audit report, together with recommendations for remedial action, is then sent to the audited facility and the executive management responsible for that facility. Procedures are also in place for follow-up review by the EH&S Division to ensure that all deficiencies are resolved.

n2 There are separate audit guides for, among other things, Air Pollution Control, Drinking Water Management, Community Right to Know, Underground Storage Tanks, Spill and Emergency Planning and Control, Solid and Hazardous Waste Management, Marine Oil Transfer Facilities, PCB Management, Air Quality, Corporate Environmental Incident Reporting, Drilling Reserve Pits and Production Pits, NPDES Permits, SARA Title III, Spill Prevention Control and Countermeasure,

Underground Injection Control, and Marine Vessel Operations. Samples of two of such Guides are attached. (Tab 12)

During 1990, ADL reviewed **Texaco's** implementation of the expanded **Texaco** audit program for the period January 1, 1989 to October 26, 1990. That review encompassed the Policies, Protocols and Guides and **Texaco's** compliance with them, as reflected in the audit reports and as witnessed by ADL's participation in the audits. The results of that review are reflected in ADL's letter of October 26, 1990, in which ADL states that in their opinion "**Texaco's** Environmental Audit Program ranks as one of the leading programs in the petroleum industry." (Tab 13)

ADL's involvement (or the involvement of a comparable firm) in the **Texaco** program will continue in the years ahead. **Texaco's** Board of Directors is committed to this program and ADL's advisory and monitoring role in it. In addition, **Texaco's** Public Responsibility Committee of its Board of Directors, established in 1989 and composed entirely of independent outside directors, is likewise committed to maintaining and improving this program of internal and external monitoring and receives periodic reports on **Texaco's** audit program.

Conclusion

We ask the Staff to carefully review the enclosed materials. We believe that they compel a conclusion that the Staff should reverse the position reflected in its **March** 6, **1991** letter.

The Proposal requires the Company to become a signatory to the Valdez Principles. As demonstrated above and in our December 26, 1990 submission, the Company has already substantially implemented the Proposal and, therefore, the Proposal is properly excludable as moot under Rule 14a-8(c)(10). Accordingly, it is my opinion that the Proposal may be omitted from the Company's **1991** Proxy Statement and form of Proxy pursuant to Rule 14a-8 of the Commission's Proxy Rules.

Request for Expedited Consideration

Texaco's Annual Meeting is scheduled for May 14, **1991.** We would like to be in a position to commence mailing our proxy materials on **March** 28, **1991.** This would require that printing commence on or about **March** 27, **1991.** Therefore, a response from the Staff by **March** 25, at the latest, is respectfully requested. Of course, we will provide you with any additional information or materials you wish and will meet with you if you believe that would be helpful to you.

Very truly yours,

ATTACHMENT

PAUL M. NEUHAUSER
ATTORNEY AT LAW
914 HIGHWOOD STREET
IOWA CITY, IOWA 82240

Office Phone
319-335-9076

March 25, **1991**

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: John C. Brousseau, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to **Texaco,** Inc.

Dear Sir/Madam:

I have been asked by The American Baptist Home Mission Societies, the Sisters of Charity of Saint Vincent de Paul and the Sisters of Providence Community Support Trust (which Protestant and Roman Catholic religious institutions are hereinafter referred to as the "Churches"), each of which is the beneficial owner of shares of common stock of **Texaco,** Inc. (hereinafter referred to as "**Texaco**" or the "Company"), and who have jointly submitted a shareholder proposal to **Texaco,** to respond to the letter dated **March** 15, **1991,** sent to the Securities & Exchange Commission by the Company, in which **Texaco** requests reconsideration of the Staff letter dated **March** 6, **1991** (the "Staff Determination"), denying **Texaco's** request for a no-action letter on the ground that the Churches' shareholder proposal is moot and may therefore excluded from the Company's **1991** proxy statement by virtue of Rule 14a-8(c)(10).

I have reviewed the shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Staff Determination was correct and that the Churches' shareholder proposal is not moot.

I

The Company has supplied additional information pertaining to the question of mootness, including the fact that the Company's environmental procedures have been reviewed by Arthur D. Little. For the reasons set forth below, we believe that (i) the retention of Arthur D. Little does not moot the Churches' shareholder proposal because the Company has not agreed to the type of compliance review called for the Valdez Principles and (ii) the Valdez Principles require important types of periodic disclosures which the Company has not agreed to make.

As far as compliance review is concerned, it should first be noted that in connection with the Sullivan Principles, the Staff held that a proposal that an issuer submit to independent monitoring of its South African operations was not substantially duplicative of a proposal that the issuer sign the Sullivan Principles themselves. **Echin, Inc.** (September 24, 1986); **The Timkin Company** (January 6, 1986). We believe that the reasoning behind those letters is equally applicable in the instant situation. The reason for those holding undoubted was that in order for auditing results to have any utility, there must either be uniformity among the auditors as to how they go about their task (e.g., generally accepted auditing standards and generally accepted accounting principles) or there must be only one auditor which will itself apply uniform standards. Since there is no uniformly agreed upon auditing standards in the environmental arena, the fact that a specific issuer has engaged an outsider to examine its environmental activities does not moot a request that that issuer join a consortium which will provide a uniform system by which that issuer can be measured in comparison with other issuers. Since the need for standardized evaluation is as important as the need for an external monitor (and was one of the prime motivating factors leading to the creation of the Valdez Principles), the Churches' shareholder proposal has not been mooted by the hiring of Arthur D. Little. Therefore, the compliance review undertaken by **Texaco** cannot moot the Churches' request that the Company sign the Valdez Principles and thereby submit to a uniform system of compliance review.

In addition, the Company's compliance review program is applicable to only a portion of **Texaco's** worldwide activities. The Arthur D. Little audit applies only to **Texaco's** direct operations in the United States, Latin America, Europe and West Africa. There is no auditing of **Texaco's** operations in the Middle East, Asia or the remainder of Africa, all areas were **Texaco** has extensive operations. One reason why these regions are omitted is that the Arthur D. Little audit appears to cover only those operations of **Texaco** which are directly owned by the Company. However, most of **Texaco's** operations outside the United States are carried on through Caltex, a 50% owned joint venture with Chevron. Caltex is one of the largest petroleum companies in the world, with 1989 sales of $ 11 1/2 billion. The financial statements of Caltex appear in **Texaco's** 10-K. The apparent omission of the Caltex operations from the Arthur D. Little compliance review renders it, at best, a partial and crippled compliance review. The Arthur D. Little review also may omit the operations of Star Enterprise, a joint venture with Saudi Refining Inc., which owns refineries in the United States. Furthermore, even directly owned operations in much of Asia are not covered. Thus, even if the

Arthur D. Little audit purported to copy the Valdez Principles in every other respect, it would not moot the Churches' proposal since the Arthur D. Little compliance review covers only a fraction of **Texaco's** worldwide activities. In contrast, the Valdez Principles have worldwide applicability.

Thirdly, **Texaco** has made no representation that it will continue in future years to employ Arthur D. Little to monitor its operations.

Since the Arthur D. Little review is not part of a standardized process whereby comparisons among issuers can readily be made; since the Arthur D. Little review does not cover all of **Texaco's** operations, either worldwide or, apparently, in the United States; and since **Texaco** has made no commitment to continue this review in the future, the compliance review which **Texaco** has instituted does not moot the Churches' shareholder proposal.

As far as periodic disclosure is concerned, the availability of a four sentence certification from Arthur D. Little is no substitute for public disclosure. There can be no accountability either to the shareholders or to the public unless there is disclosure of the underlying factual data. Unlike audits performed by CPAs (where the financial statements are made available and not just the auditor's certificate) and unlike the evaluations made by Arthur D. Little under the Sullivan Principles, there is no reporting (other than the certificate itself) of the findings of the audit either to the shareholders or to the public. Without the disclosure of at least some of the underlying data, or at least some summary description of the issuer's performance, there can be no comparisons, either within a given industry and across industry lines. Therefore, the existence of the Arthur D. Little review does not in and of itself provide any additional periodic disclosure and therefore does not provide any evidence to support an argument that there has been substantial compliance with the Churches' request for additional environmental disclosure.

In addition, the disclosures described in the Company's letter of **March** 15, **1991,** and the related Tabs, deal exclusively with three matters. First, there are items dealing with Crisis Management, i.e. with the steps to be taken, including the disclosures to be made, in connection with coping with some environmental catastrophe. (See Tabs two and three.) Since these items deal only with the rare catastrophic event, they do not address the need for **ongoing** disclosures to the public about environmental matters. Secondly, there are Tabs which purport to deal directly with environmental matters. Some of these are of a very general or "PR" nature. (See Tabs four, six and eight.) Others provide a more in-depth view of **Texaco's** environmental efforts. (See Tabs five and seven.) But even these documents are totally lacking in detail. For example Tab seven's description of the Company's activities in the area of Waste Reduction consists, in its entirety, of the following sentence: "In 1988, **Texaco** launched **Wipe Out Wast (WOW)**, a program designed to contribute to a cleaner environment by reducing the waste produced in all aspects of the company's operations." In short, Tab seven is a listing of both projects and platitudes, neither of which, however laudable, provides the public or the shareholders with the type of hard, factual data called for by the Churches' shareholder proposal. Tab five is a beautifully produced piece. It is far longer than the other Tabs and contains at least some new information. Nevertheless, although a very slick piece, it contains very little hard data and thus falls far short of the disclosure which is called for by the Churches' shareholder proposal. Furthermore, Tab five contains no undertaking to provide on an ongoing basis the type of periodic, hard data needed to moot the Churches' shareholder proposal. (Nor does any other document supplied by **Texaco**). Finally, there are the five Tabs dealing with the Arthur D. Little audit. Tab nine is Arthur D. Little's sales brochure, in which it describes to prospective customers its environmental audit program. Tab ten is Arthur D. Little's proposal to **Texaco** of a letter agreement to retain them as environmental consultants-auditors for the year **1991.** Tabs eleven and twelve are the audit guidelines, while Tab thirteen is Arthur D. Little's certificate. None of these five Arthur D. Little documents even addresses the question of disclosure. Similarly, **Texaco's** letter of **March** 15 itself merely summarizes the Tabs and provides no independent, additional information, other than to note that **Texaco** has made a film on Crisis Management and that **Texaco** complies with the law by providing certain rather limited environmental information in its 10-K. In short, despite the Company's request for reconsideration of the Staff Determination, the Company has not provided any additional information indicating that it is prepared to make disclosure of any hard data concerning its activities. On the contrary, as noted in its letter dated September 25, **1991** (Tab eight), it believes that its environmental audit results should not be "made public because we feel strongly . . . that to do so would be counterproductive to the interests of the stockholders and to the prompt identification and correction of problems."

In summary, only Tab five provides any additional disclosure, and that Tab is not a policy or promise to provide any data in the future. On the contrary, **Texaco** has explicitly stated that it will not provide disclosure of the type requested.

In light of the aforesaid fundamental differences with respect to compliance review between the Valdez Principles on the one hand and the Arthur D. Little audit on the other, and in light of the fact that the Company has failed to identify any additional periodic disclosure to which it is committed, it should be apparent, even without a detailed point by point comparison of the **Texaco's** environmental policies and principles with the ten Valdez Principles, that the Churches' shareholder proposal has not been substantially implemented and that therefore Rule 14a-8(c)(10) is inapplicable to the Churches' shareholder proposal.

II

In its previous letter on this matter, the Staff stressed the elements of periodic disclosure and compliance review. These matters have been discussed in Part I of this letter. In order to moot the Churches' shareholder proposal, however, it is necessary, but not sufficient, that there be periodic disclosure and compliance review. In addition, there must also be substantial implementation of the substantive operational and managerial programs set forth in the Valdez Principles. A comparison of the Company's policies and principles with the ten Valdez Principles establishes beyond any doubt whatsoever that the Churches' shareholder proposal has not been substantially complied with by **Texaco.** Except as otherwise noted below, the new materials presented by **Texaco** in its request for a rehearing have not provided additional information of the type which would indicate that **Texaco** has already adopted the policies called for by the Valdez Principles.

The first Valdez Principle calls on signatories to strive to **eliminate** all pollution and to safeguard habitats. The various **Texaco** principles and guidelines (which were submitted with **Texaco's** original request for a no-action letter and which are hereinafter referred to as the "**Texaco** Guidelines") do not set as a goal the elimination (or even the minimization) of pollution. They merely recite that they will "reduce" pollution. Furthermore, the Guidelines make no mention whatsoever of habitats, although Tab five contains many fine pictures of one attempt to re-establish a habitat at a Star Enterprise jointly owned facility in Texas. Furthermore, neither the greenhouse effect nor ozone layer depletion are mentioned in the **Texaco** Guidelines.

Neither of the two matters covered by the second Valdez Principle, namely the sustainable use of natural resources and the conservation of non-renewable resources, is covered by any of the language quoted from the **Texaco** Guidelines. (The reference to conserving energy is a far more limited concept than the conservation of all non-renewable resources.)

The third Valdez Principle has three parts: (i) minimize creation of waste; (ii) recycle materials; and (iii) dispose of waste safely. The **Texaco** Guidelines do not deal with either part (ii) or with part (iii).

As to the fourth Valdez Principle, the **Texaco** Guidelines make no reference whatsoever to that portion of the Fourth Valdez Principle which calls for the maximization of energy efficiency in all products sold by **Texaco.** Furthermore, the **Texaco** Guidelines appear to denigrate the use of sustainable resources, rather than encouraging them.

The Company's own policy statements and the Chemical Manufacturer's Principles give Valdez Principle Five a glancing blow, at best. Although the Petroleum Institute's Principles appear to score a fairly direct hit, those Principles neither extend worldwide nor to **Texaco's** non-petroleum operations. The request for rehearing does provide new matter dealing with preparedness for emergencies as well as some additional information about the importance of risk reduction. (See Tab five.)

With respect to Valdez Principle Six, one again the **Texaco** Guidelines have struck a glancing blow, at best. Although that portion of Principles Six which deals with selling safe products is addressed directly by **Texaco's** own policy statements, there is neither a reference to safety as the product is "commonly used" (as opposed to "handled according to recommended procedures"), nor to informing customers of the environmental impact of the product. The new materials dealing with Crisis management talk about the need to provide information after the disaster has occurred and do not address the requirement of Principle Six that information be made available to the public **before** anything goes wrong.

Valdez Principle Seven calls for (i) restoring the environment and (ii) providing compensation, in each case if the issuer causes harm to the environment. Nothing in the **Texaco** Guidelines addresses these matters.

Principle Eight of the Valdez Principles calls both for information about the potential dangers of an operation (e.g. that dangerous chemicals are used in a given process) and for information about any actual incidents (e.g. a chemical spill). In contrast, the **Texaco** Guidelines appear to cover only one of these matters, and then only in certain industries since **Texaco's** policies do not appear to address this matter. Tabs two and three expands on this one matter by providing some additional information on crisis management procedures. Furthermore, Principle Eight requires explicit protections for whistle blowers, a topic not addressed anywhere in the **Texaco** Guidelines. Although the Company's letter of **March** 15 lists a series of whistle-blower statutes on page three, none of these statutes are applicable to the Company's worldwide operations and many of them may be restricted is scope.

As far as Principle Nine is concerned, there is nothing in the **Texaco** Guidelines that indicates that either the Board or the CEO will be kept informed on environmental matters on a regular basis. Furthermore, the Company appears to concede that there is no Board member specially qualified in environmental matters.

Principle Ten calls for work toward establishing a system of independent environmental audits (analogous to a CPA's independent financial audit) and annual disclosure of an environmental audit. The new materials clearly establish that **Texaco** has taken some steps to comply with the first of these matters, but that it is adamantly opposed to the second of them. (See the discussion of these matters under part I of this letter.)

In summary, the foregoing comparison of the Valdez Principles with the **Texaco** Guidelines proves conclusively that not even one out of the ten Valdez Principles has been fully mooted by the **Texaco** Guidelines. Two of the Principles (numbers two and seven) are not addressed anywhere in the **Texaco** Guidelines or in the supplemental information provided. Overall, it is still our estimate that the **Texaco** Guidelines address only about half of the matters contained in the Valdez Principles. And among the omitted half are many of the most important aspects of the Valdez Principles. Consequently, the **Texaco** Guidelines bear little or no resemblance to the Valdez Principles. In short, the adoption by **Texaco of the Texaco** Guidelines does not "substantially implement" the Valdez Principles. Therefore the adoption of the **Texaco** Guidelines does not render the Churches' shareholder proposal moot. **Texaco** has failed to carry its burden of proving that the Churches' shareholder proposal may be excluded by application of Rule 14a-8(c)(10).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. We would appreciate your telephoning the undersigned at 319-335-9076 with respect to any questions in connection with this matter or if the staff wishes any further information.

Very truly yours,

Paul M. Neuhauser
Attorney at Law

*1995 SEC No-Act. LEXIS 226, **

1995 SEC No-Act. LEXIS 226

Securities Exchange Act of 1934 -- Rule 14a-8(c)(10)

February 8, **1995**

CORE TERMS: shareholder, proponent, supplier, guidelines, omit, implemented, prepare, information provided, environmental, enclosed, vendor, moot, board of directors, press release, inspections, reporting, customers, prison, import, proxy statement, child labor, attachment, issuer, staff, proxy, annual meeting, information requested, cover letter, prevailing, favorably

[*1] Nordstrom, Inc.

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 8, **1995**

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: **Nordstrom, Inc.** (the "Company")
Incoming letter dated January 5, **1995**

The proposal requests that the Board of Directors commit to a code of conduct to ensure its overseas suppliers meet basic standards of conduct, and prepare a report which describes current policies and discusses the Company's current and future compliance efforts and plans.

There appears to be some basis for your view that the proposal may be excluded under Rule 14a-8 (c)(10) as moot. Accordingly, the staff will not recommend enforcement action to the Commission if the Company omits the proposal from its proxy materials in reliance on Rule 14a-9 (c) (10). In reaching a position, the staff has not found it necessary to address the alternative bases for omission upon which the Company relies.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

INQUIRY-1:
AMALGAMATED CLOTHING AND TEXTILE WORKERS UNION
ACTWU
AFL-CIO, CLC

Office of Corporate and Financial Affairs
1808 Swann Street, N.W., Second Floor . Washington, D.C. 20009
Tel (202) 745-1710 . (202) 483-5492
[*2]
Via Hand Delivery

February 2, **1995**

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Nordstrom, Inc.**: Shareholder Proposal Submitted by the Amalgamated Clothing and Textile Workers Union

Proponent's Reply to Nordstrom, Inc.'s Statement of Intent to Omit Proposal and Request for "No Action" Letter

Dear Sir/Madam:

On behalf of the Amalgamated Clothing and Textile Workers Union, we hereby file this letter in response to **Nordstrom, Inc.**'s request for a "No Action" letter. Pursuant to Rule 14a-8(d), enclosed are five additional copies of this letter and attachments.

On January 5, **1995, Nordstrom, Inc.** (the "Company") notified the Securities and Exchange Commission (the "Commission") of its intention to omit the shareholder proposal (the "Proposal") submitted to the Company by the Amalgamated Clothing and Textile Workers Union (the "Proponent") under Rule 14a-8(c)(10), which states that an issuer may omit a proposal if the issuer has already substantially implemented the proposal, and requested that the Commission issue a "No Action" letter of support of that intention. **[*3]** The Proposal requests that the Company: 1) establish a set of standards for its suppliers which meets certain minimum criteria; and 2) prepare a report to shareholders describing and reporting on its policies as well as its current and future compliance efforts with respect to those policies.

It is our position that the Company has failed to show it has made any serious attempt to implement the reporting aspect of the Proposal, which goes to the substance of the request that shareholders be provided with information to allow them to assess the Company's position and actions in this policy area. In fact the Company's conduct in this matter is evidence of the Company's reluctance to implement the request. The previous Commission decisions cited by the Company only further illustrate the gap between the standard of "substantial implementation" and the Company's actions to date. For these reasons, as set forth in greater detail below, we believe the Company's request for "No Action" should be denied.

Proponent is Prepared to Revise the Proposal

The Proponent recognizes that the Company apparently previously took steps to implement the first aspect of the Proposal, namely adopting **[*4]** a set of standards for its suppliers which meet certain minimum requirements. The Proponent agrees with the Company that the policy statement provided by the Company to the Proponent in response to the submission of the Proposal contains a number of the elements detailed in the first aspect of the request. In order to distinguish for shareholders and the Commission the actions taken by the Company to date from the actions requested which remain to be taken, the Proponent is willing to revise the Proposal to omit the aspect of the request asking the Company to adopt a policy of this type. Attached is a revised proposal for consideration by the Commission and the Company which omits the portion of the Proposal requesting the Company to adopt the policy in question. If the Company's inclusion of the revised Proposal, rather than the Proposal, would avoid confusion over the first aspect of the request, the Proponent is amenable to use of the modified Proposal.

Rule 14a-8(c)(10)

The Company's conduct in this matter -- namely its resistance even prior to receipt of the Proposal to providing information about the existence and substance of any corporate policy on supplier standards **[*5]** -- relates directly to the request that the Proponent seeks to put before shareholders and to the failure by the Company to implement that request. Over one month before the Company's submission deadline for shareholder proposals, in a letter dated October 20, 1994, the Proponent asked the Company for information about any corporate standards it had in place regarding its suppliers and the Company's success in implementing and enforcing any such standards. The letter further informed the Company that the Proponent was considering filing shareholder proposals at certain companies on the issue of supplier standards. (A copy of this letter is attached as Exhibit 1.)

The Company did not respond to this communication before the proposal submission deadline, December 7, 1994, on which date the Proposal was then submitted to the Company. Three weeks later, on December 30, 1994, the Company responded by providing the Proponent with three and a half pages of information along with a cover letter indicating it would seek to omit the Proposal in six calendar days if it was not withdrawn. The information provided by the Company consisted of a one-page policy statement, a double-spaced press **[*6]** release announcing the adoption of the policy, and a cover letter addressed to the Company's vendors. (A copy of this communication from the Company is attached as Exhibit 2.)

The Company's outside counsel spoke with a member of our staff on January 6, **1995,** and indicated that although the Company had filed its "No Action" request with the Commission the previous day for scheduling reasons, the Company was interested in whether the Proponent was satisfied with the information provided. Upon invitation, the Proponent, detailed in a letter transmitted via facsimile the same day the type of additional information sought. (A copy of this letter is attached as Exhibit 3.) On January 9, **1995,** the Company responded through its outside counsel by providing the Proponent with additional copies of the Company's request for "No Action" and the minimal information previously supplied by the Company. Its cover letter does not acknowledge the request made for additional information. (A copy of this communication is attached as Exhibit 4.) It appears to us that although the Company is highly interested in the Proponent withdrawing the Proposal, it has no interest in implementing the Proponent's **[*7]** request.

The Company has also failed to meet its burden of showing that the Proposal is moot under Rule 14a-8(c)(10). The three Commission letters cited by the Company in support of its position in fact draw out these shortcomings and instead make clear that the Company has not met the standards of "substantially implemented" demonstrated in these other cases.

The Company attempts to compare its position favorably with the position of Texaco by citing the Commission letter, **Texaco Inc.** (available March 28, 1991). (Proposal requesting that the company adopt a detailed set of environmental standards commonly known as the "Valdez Principles.") In the case cited, the company clearly went beyond satisfying the shareholder proposal in question. In support of its position that it had already substantially implemented a comprehensive environmental policy that in fact went beyond the principles it was being asked to institute, the company supplied over one hundred pages from internal and external sources documenting its extensive environmental policies and practices. In rendering its opinion that the company's existing policy compared favorably with the proposal in question, the Commission **[*8]** was able to note that extensive "policies, practices and procedures with respect to the environment administered by the Company address the operational and managerial programs as well as make provisions for periodic assessment and review as outlined by the guidelines of the proposal." We believe the scant information provided by the Company in support of its position that it has substantially implemented a set of sourcing standards make it difficult if not impossible to draw a similar conclusion in this case.

The volume of information provided aside, however, the other distinguishing factor here is that in the case of Texaco, the shareholder proposal involved only adopting a set of standards, while this Proposal also requests a report to shareholders. There is no basis for the Company's claim that the reporting aspect of the Proposal has been satisfied.

The Company asserts that it satisfied the reporting aspects of the Proposal when it released a 362-word press release over a private business wire on May 12, 1994. A search of on-line indices of all major national and regional newspapers, magazines and business journals, from that date to the date of this letter, however, revealed **[*9]** not a single reference to the Company's policy. (A copy of the record of the indices search is attached as Exhibit 5.) Far from having disseminated the type of communication indicated by the Proposal to its shareholders or, alternatively, the public, we believe the Company instead has barely made the fact of the, existence of its policy available.

That the Company has failed to implement the reporting aspects of the Proposal is clearly drawn out by the additional two Commission letters cited by the Company, **Woolworth Corporation** (available April 11, 1991) and **McDonald's Corporation** (available March 11, 1991). The shareholder proposal in **Woolworth's** had two parts, similar to the Proposal, namely that the company's board of directors create a committee to examine the issue of mistreatment of animals in stores that sold pets and that the committee prepare a report to shareholders to be available in the following year, 1992. The company clearly met both these requests. In its determination the Commission noted that the company had both previously created an advisory board of the type and with at least the scope requested by the shareholder proposal, and had committed to **[*10]** having its advisory board produce a report to be available to shareholders sometime in 1992. In the situation here, in contrast, the Company has proved reticent to demonstrate to its shareholders that it has even adopted a policy and totally unwilling to implement the second aspect of the Proposal. It is exactly the standard met in Woolworth's -- that the Company commit to the release of a report to be available to shareholders -- that the Company has ignored and by all appearances intends to continue to ignore.

The Company's shortcomings in making information of the type requested available to shareholders is similarly illuminated in the final Commission letter cited by the Company, **McDonald's Corporation.** The proposal requests that the company provide information to its shareholders and customers on the environmental and health effects of producing and consuming one of its principle products, ground beef. Notwithstanding that the information requested in the proposal was generally publicly available from sources other than the company, the company was able to demonstrate, as noted by the Commission in its letter, that it had made a "wide variety" of information available on **[*11]** a "regular basis" to customers and shareholders, in its stores and in various shareholder communications. The information shared with these groups included the existence of entire company departments called "Nutrition" and "Environment" which the company said dealt with company matters in these areas, including providing information to shareholders and customers. The Commission further noted that the company intended to "publicize the continued availability of this information in an upcoming shareholder communication" in expressing its view that the company had substantially implemented the proponent's request for information. The insubstantial three pages of information provided by the Company not upon request, but upon the filing of the Proposal, hardly meets the standard established for providing information in the case of McDonald's. The resistance by the Company to providing the information requested in the Proposal and the Company's attempts to compare its minimal communication to the public about its policies to the extensive and substantial information provided by companies in the other cases cited can only make clear the Company's failure to address the Proposal.

The insubstantial **[*12]** proof of the existence of a corporate policy at the Company is far from the goal of the Proposal of having the Company communicate in a substantial way with shareholders about the nature, operation and success of corporate sourcing standards at our Company. Based on the foregoing, we believe that the Company has failed to show it has rendered the Proposal moot under 14a-8(c)(10). We respectfully request that the Commission deny the Company's request for "No Action."

A copy of this letter and attachments has also been provided to the Company. If the Commission has questions or requires further information, please contact me at (202) 745-1710.

Sincerely,

Michael R. Zucker
Director

INQUIRY-2: NORDSTROM

1501 Fifth Avenue Seattle Washington 98101-1603 (206)628-2111

January 5, **1995**

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Nordstrom, Inc.** -- Shareholder Proposal of Amalgamated Clothing & Textile Workers Union under Rule 14a-8

Dear Sir/Madam:

Pursuant to Rule 14a-8(d) under the Securities Exchange Act, as amended, **Nordstrom, Inc.** (the "Company") hereby gives notice of its intention to omit from its proxy statement and **[*13]** form of proxy (collectively, the "**1995** Proxy Materials") for its **1995** Annual Meeting a proposal (the "Proposal") submitted by Michael R. Zucker of the Amalgamated Clothing & Textile Workers Union (the "Proponent") by letter dated December 7, 1994.

Enclosed are six copies of each of the following:

(1) this letter;
(2) the Proponent's letter to the Company (including the Proposal and statement in support thereof);
(3) An opinion (the "Legal Opinion") of Lane Powell Spears Lubersky, counsel to the Company, in support of the Company's position that it may omit the Proposal from its **1995** Proxy Materials; and
(4) The Nordstrom Partnership Guidelines, the Company's letter dated April 26, 1994 to its vendors, and a press release by the Company dated May 12, 1994.

The Company believes that it may omit the Proposal from its **1995** Proxy Materials for the reason set forth in the Legal Opinion, i.e., that it is moot under Rule 14a-8(c)(10). Accordingly, the Company requests the concurrence of the staff of the Division of Corporation Finance that no enforcement action will be recommended if the Company omits the Proposal from its **1995** Proxy Materials.

By copy of this letter and all **[*14]** enclosures, the Company is concurrently notifying the Proponent of its intention to omit the Proposal from its **1995** Proxy Materials.

We would appreciate your earliest response to our position that the Proposal may be omitted from the **1995** Proxy Materials in order for the Company to prepare and to mail its **1995** Proxy Materials to shareholders in a timely fashion.

Please acknowledge your receipt of this letter and enclosures by date-stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed envelope. Should you have any questions regarding this no-action request, please call the undersigned at (206) 628-1151 or, if I am unavailable, D. Wayne Gittinger or Michael E. Morgan of Lane Powell Spears Lubersky at (206) 223-7000.

Very truly yours,

NORDSTROM, INC.

Raymond A. Johnson
Co-President

ATTACHMENT 1

AMALGAMATED CLOTHING AND TEXTILE WORKERS UNION
ACTWU
AFL-CIO, CLC

Office of Corporate and Financial Affairs
1808 Swann Street, N.W., Second Floor . Washington, D.C. 20009
Tel (202) 745-1710 . Fax (202) 483-5492

Via Facsimile and Registered Mail

December 7, 1994

Karen E. Purpur, Corporate Secretary
Nordstrom, Inc.
1321 **[*15]** Second Avenue, 5th Floor
Seattle, WA 98101
Fax: (206) 233-6339

Dear Ms. Purpur:

On behalf of the Southern Joint Board of the Amalgamated Clothing and Textile Workers Union (ACTWU), we hereby submit the attached resolution which requests that the company's Board of Directors report on its overseas sourcing policies and adopt a set of standards regarding its relationships with overseas suppliers. We believe that conditions at foreign manufacturing facilities is an area of increasing concern for U.S. retailers, their customers and their shareholders.

We would like to have the attached resolution included in the company's proxy statement for the next annual meeting of shareholders pursuant to rule 14-a(8) of the Securities and Exchange Act. Also attached is a letter verifying ACTWU Southern Region's beneficial ownership of forty-one (41) shares of **Nordstrom, Inc.** common stock. The Southern Region intends to hold this stock through the date of the company's annual meeting.

If you have any questions or require further information, please call me at (202) 745-1710.

Sincerely,

Michael R. Zucker
Director

ATTACHMENT 2

REVISED PROPOSAL

RESOLVED: That the shareholders **[*16]** of **Nordstrom, Inc.** (the "Company") request that the Board of Directors prepare a report to shareholders at reasonable expense which describes current policies for its relationships with suppliers and discusses the Company's current and future compliance efforts and plans. The report should include a description of how the Company's policies, efforts and plans compare to the following minimum criteria:

1) the Company will not do business with suppliers which:

- utilize forced or prison labor
- employ children under compulsory school age or legal working age
- fail to maintain safe and healthy work environment
- fail to follow prevailing practice and local laws regarding wages and hours
- contribute to local environmental degradation; and

2) the Company will verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

SUPPORTING STATEMENT

As U.S. companies increasingly import goods from overseas, concern is growing about working conditions in many countries which fall far below the most basic standards of fair and human treatment. We believe our Company, which relies heavily on imports, should be taking active steps to ensure **[*17]** that its overseas suppliers meet certain minimum standards for the treatment and work conditions of its employees.

While it is illegal to knowingly import goods into the U.S. made by forced or prison labor, it is well-documented that China has an extensive system of forced labor which produces goods for export. International human rights groups estimate that over 200 million people continue to work under forced or prison labor conditions. The United Nations reports that child labor continues to be a serious international problem and is increasing in Africa and Asia. Widely publicized reports on child labor in Bangladesh and unsafe working conditions in Thailand where goods were being manufactured for export to the U.S. have also brought home for American customers, companies, and shareholders alike the need to ask questions about where and under what conditions U.S.-sold goods are being made.

A number of U.S. companies including leading retailers have adopted corporate codes of conduct in recent years that seek to ensure goods they import do not come from suppliers where these kinds of problems persist. The U.S. Congress has responded to concerns about goods made by overseas suppliers **[*18]** by introducing various measures including legislation that would make it a criminal offense to import goods made by child labor, and that would require U.S. businesses participating in joint ventures in China to follow a corporate code of conduct that would incorporate the standards discussed here.

We believe it is important that our Company not only voice support for minimum supplier standards, but also maintain a system of verification that ensures the Company does business with only complying suppliers and that protects the Company from legal and other implications of supplier conduct. Our Company's image and the actions behind that image are of great concern to shareholders, and we believe efforts to adhere to high corporate standards make both moral and economic sense.

ATTACHMENT 3

LANE
POWELL
SPEARS
LUBERSKY

LAW OFFICES

1420 Fifth Ave.
Suite 4100
Seattle, WA
98101-2338

(206)223-7000

Telex: 32-8808
Facsimile:
(206)223-7107

January 5, **1995**

Nordstrom, Inc.
1501 Fifth Avenue
Seattle, WA 98101-1603

Re: **Nordstrom, Inc.** - Shareholder Proposal of Amalgamated Clothing & Textile Workers Union under Rule 14a-8

Gentlemen:

You have asked us to review the letter **[*19]** dated December 7, 1994, from Michael R. Zucker of the Amalgamated Clothing and Textile Workers Union (the "Proponent"), a record holder of shares of the Company's common stock, and an attached resolution and supporting statement (collectively, the resolution and supporting statement are referred to herein as the "Proposal") for the purpose of determining whether the Proposal must be included in the Company's **1995** proxy statement and form of proxy (the "Proxy Materials").

In rendering this opinion letter, we have relied as to matters of material fact upon the representations of the Company's management, but we have no reason to believe that any such representations are incorrect or incomplete. Furthermore, in our capacity as general counsel to the Company, we have assisted the Company in connection with the formulation, adoption and distribution of The Nordstrom Partnership Guidelines.

Subject to the foregoing, and on our examination of such questions of law we have deemed necessary or appropriate for the purpose of this opinion, it is our opinion that the Proposal may be properly omitted from the Company's Proxy Materials pursuant to the provisions of paragraph (c)(10) of Rule **[*20]** 14a-8, as a proposal that has been rendered moot. Rule 14a-8(c)(10) provides that "the registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy. . . . if the proposal has been rendered moot." The Securities and Exchange Commission permits the omission of proposals that have been "substantially implemented by the issuer." **See** SEC Release No. 34-20091 (August 16, 1983).

The Proposal requests that the Company's Board of Directors commit the Company to a "code of conduct" and prepare and submit a report to shareholders describing the Company's supplier policy and compliance efforts. Significantly, the code of conduct requested by the Proponent is nearly identical to The Nordstrom Partnership Guidelines (the "Guidelines"), which was adopted by the Company on April 26, 1994. The Guidelines were mailed to all of the Company's approximately 30,000 vendors in April and May of 1994 and took effect on June 1, 1994. **See** the Guidelines and the Company's letter to vendors dated April 26, 1994, copies of which are enclosed.

A comparison of the Proponent's "code of conduct" and the Guidelines reveals that the Guidelines include each **[*21]** form of prohibited supplier conduct listed in the Proposal and include the means to verify compliance as requested in the Proposal. The Proponent, for example, requests that under the code of conduct the Company will not do business with suppliers which:

(1) utilize forced or prison labor;
(2) employ children under compulsory school age or legal working age;
(3) fail to follow prevailing practice and local laws regarding wages and hours;
(4) fail to maintain a safe and healthy working environment; or
(5) contribute to local environmental degradation.

In addition, the Proponent requests that the Company verify its suppliers' compliance through certification, regular inspections and/or other monitoring processes.

Under the Guidelines, the Company's vendors are expected to refrain from:

(1) utilizing prison or forced labor;
(2) utilizing child labor;
(3) failing to offer wages, hours and overtime consistent with prevailing local industry standards;
(4) failing to provide safe and healthy work environments for their workers;
(5) failing to demonstrate a commitment to the environment;
(6) failing to comply with all applicable legal requirements; or
(7) discriminating.

[*22]
Furthermore, the Company continues to monitor compliance with the Guidelines and to undertake random on-site inspections of vendor facilities. We understand that contemporaneously with the adoption of the Guidelines, for example, senior representatives of the Company visited foreign manufacturers to conduct on-site inspections of their facilities.

The Guidelines address each area of business conduct contained in the Proponent's suggested code of conduct. We do not believe that the slight differences between the Proposal and the Guidelines, such as the use of regular or random inspections to ensure compliance, are significant enough to distinguish the Proposal from the Company's ongoing program under the Guidelines. It is well recognized that the Company need not adopt a shareholder proposal word-for-word to avail itself of Rule 14a-8(c)(10), but needs only to have "substantially implemented" it. In the Commission's view, "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

The Proponent also requested **[*23]** that the Company prepare a report for its shareholders describing its policies and compliance efforts. The Company has previously provided information regarding its supplier policy to the general public in a press release dated May 12, 1994 (in which it also offered a copy of the Guidelines to interested persons). **See** the Company's press release dated May 12, 1994, a copy of which is enclosed. This publication conforms to the Commission's position holding proposals that request the disclosure of information to shareholders to be moot where the issuer has already publicized the type of information requested by the proposal. **See,** e.g., McDonald's Corporation (March 11, 1991); Woolworth Corporation (April 11, 1991).

For all of the above reasons, we believe the Proposal is moot under Rule 14a-8(c)(10) and the Company can properly exclude the Proposal from its Proxy Materials.

Very truly yours,

Lane Powell Spears Lubersky

Legal Topics:

For related research and practice materials, see the following legal topics:

*1999 SEC No-Act. LEXIS 455, **

1999 SEC No-Act. LEXIS 455

Securities Exchange Act of 1934 -- Rule 14A-8

April 19, **1999**

CORE TERMS: stockholder, proxy, candidate, qualify, affiliate, chairman, substantially different, registrant, proponent, staff, fax, qualification, reconsider, entity, joined, financial benefit, proxy statement, outside counsel, vital, correspondence, indirectly, disqualify, incorrect, skills, ties, What Proxy Rule, information contained, conflicts of interest, extremely important, well aware

[*1] Masco Corporation

TOTAL NUMBER OF LETTERS:
5

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 19, **1999**

Richard A. Dee
115 East 89th Street
New York, N.Y. 10128

Re: **Masco Corporation**
Incoming letter dated April 6, **1999**

Dear Mr. Dee:

This is in response to your letters of **March** 30, **1999** *, Apr11 7, **1999,** April 13, **1999** and April 14, **1999** concerning a shareholder proposal submitted to **Masco.** We have also received a letter from **Masco** dated April 12, **1999. On March** 29, **1999,** we issued our response expressing our informal view that the proposal may be excluded from **Masco's** proxy materials. You have asked us to reconsider our position.

* Letter has not been made publicly available by the SEC

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

William E. Morley
Senior Associate Director

INQUIRY-1: RICHARD A. DEE

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

By Fax To (202) 942-9525

April 14, **1999**

Dennis Bertron, Esq.
Division of **Corporation** Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: **Masco Corporation - 1999 Stockholder Proposal**

Dear Mr. Bertron:

My letter **[*2]** to you of April 13 addressed what might be termed "procedural issues" raised by **Masco** General Counsel John Leekley in his letter to you dated April 12. This letter is intended to address again and to explore further the differences between the resolution contained in my proposal and the resolution approved by **Masco.**

Vital and substantial differences between my resolution and **Masco's** can be illustrated by considering what would occur, for example, if a potential Outside Director was employed by a company that did business with **Masco** or any of its present or former affiliates (of which there are many). My resolution would disqualify the candidate from consideration. **Masco's** resolution would have incumbent Outside Directors decide whether or not the amount of business the candidate's company did with **Masco** or any of its **present** affiliates was "material" to the candidate's company.

Under **Masco's** resolution, the amount of business would not even be an issue if the candidate's employer did business with a **former Masco** affiliate. My approach eliminates the need for **Masco** directors to do a lot of research, and it eliminates the probability of directors wasting considerable time **[*3]** haggling over what constitutes "material." And, it eliminates from consideration those whose loyalties might be affected directly or indirectly by relationships that remain even though associations change. Roots can run deep.

Another vital difference between my resolution and **Masco's** can be illustrated by considering what would occur, for example, if a potential director had been employed directly or indirectly by a **former Masco** affiliate. My resolution would disqualify the candidate from consideration. **Masco's** resolution would allow the candidate to become an Outside Director. **Masco** buys and sells and reunites companies all the time. It would be contrary to the purpose and the spirit of the resolution to permit the recruitment of employees of such companies regardless of the fact that they were a step away from **Masco.**

I am convinced that directors can be recruited who are not subject to conflicts of interest - or to appearances of conflicts of interest. Directors can be found whose independence and objectivity (and integrity) is above question.

Mr. Leekley stated in his letter of April 12 that. "His [Mr. Dee's] critical assertion in his April 6 letter that the resolution **[*4]** adopted by our Board on February 17 qualifies certain of our existing directors as "Outside Directors", who would not otherwise qualify under his proposal is simply incorrect. **Masco** has never asserted, as suggested by Mr. Dee, that seven of its ten directors qualify as 'Outside Directors'".

The statement that upset Mr. Leekley and caused him to characterize it as a "critical assertion" that "is simply incorrect" is contained in paragraph 5 of my letter of April 6. I used the phrase "three of the seven directors that **Masco** classifies as Outside Directors" because **Masco** typically refers to directors either as "management directors" or Non-Employee Directors" (or "Director who is not a Company employee"). For many years, as the Commission is well aware, the term "Outside Director" has been used widely to refer to directors who are not employees of a company. **Masco** may never have "asserted" that seven of its ten directors "qualify as Outside Directors", but it most certainly has "implied" it - very often. It is interesting that the company's "1997 Non-Employee Directors Stock Plan" awarded shares to **Masco's** ex-president (now chairman/president/CEO of an affiliate) and to all other directors **[*5]** except the company's chairman and its president. To my knowledge, until Mr. Leekley stated it so clearly in his letter of April 12, **Masco** hadn't said who it considered Outside Directors.

My proposal does not call for the replacement of incumbent directors who fail to meet the criteria established by my resolution, or by **Masco's.** I brought up and discussed the backgrounds and qualifications of those directors in my letter of April 6 in the light of the criteria being established in order to provide the Commission some indication as to how sincere **Masco** really is when it comes to having as board members those who are truly independent of management, independent of one another, and capable of being objective in their judgements.

I agree with Mr. Leekley's observation that while I do not like the sort of personal and social relationships that are so prevalent among **Masco** directors, those relationships are not at issue under the qualification criteria for Outside Directors as defined by either my resolution or by **Masco's.**

As I have said previously, **Masco** has come up with its own version of my proposal. Hopefully, I have indicated how substantially different it is from mine - and **[*6]** how substantially different the effects of it would be.

Once again, I request that the Commission reconsider this matter carefully and thoughtfully and permit my proposal to be considered and voted upon by **Masco** stockholders. The process will cause **Masco** stockholders to become aware of the fact that there can be and should be Eligibility Qualifications for Outside Directors.

Thank you.

Sincerely,

Richard A. Dee

INQUIRY-2: RICHARD A. DEE

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

By Fax To (202) 942-9525

April 13, **1999**

Dennis Bertron, Esq.
Division of **Corporation** Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: **Masco Corporation - 1999 Stockholder Proposal**

Dear Mr. Bertron:

At 4:50 PM on Monday, April 12, I received from **Masco** General Counsel John Leekley a copy of his letter of that date addressed to you and apparently sent by fax to 202-942-9530. Once again,

Masco is attempting to rush the Commission to judgement.

I have reviewed carefully Mr. Leekley's letter, and by the start of business tomorrow, Wednesday, April 14, I shall have faxed to you a letter detailing my response to claims contained in Mr. **[*7]** Leekley's letter - with emphasis on why the resolution approved by the **Masco** board is not substantially the same as the resolution contained in my proposal, and on why the Commission should not go along with **Masco's** intention to omit my proposal from proxy materials.

In the meantime, I would like to address Mr. Leekley's harsh claims that: "Mr. Dee apparently believes that the proxy rules are intended to apply to registrants and not to stockholder proponents" and that: "Mr. Dee continues to ignore the specific requirements of the proxy rules and endeavors to carry on his communications with the staff in private." Based on his claims, Mr. Leekley concludes, and clearly suggests that the Commission conclude also, that: "this has been the pattern of his conduct in 1998 and again this year and, by itself, is sufficient to deny Mr. Dee's request for reconsideration."

What Proxy Rule prohibits me from corresponding directly with the Commission? What Proxy Rule requires me to provide **Masco** or its outside counsel copies of such communications? Did Mr. Ferguson, outside counsel to **Masco,** overlook vital Proxy Rules that he might have used to attempt further to tarnish my integrity? Did both **[*8]** of us miss requirements that Mr. Leekley found?

Or did Mr. Leekley simply misinterpret the second paragraph of Rule 14a-8(e) which states that if a proponent wishes to bring to the attention of the Commission a problem that he has with the content of a registrant's statement in opposition (to a proposal that the registrant intends to include in its proxy statement), the proponent must do so by letter - and "at the same time promptly provide the registrant with a copy of his letter"?

As paragraph 4 of my **March** 25 letter to the Commission made amply clear, although I found much of it repugnant. I did nor contest what **Masco** proposed to include in a statement in opposition to my proposal. To avoid prolonged controversy, I decided that even though it contained: statements that I considered false and misleading, I was willing to have stockholders decide whom they believed.

Sincerely,

Richard A. Dee

INQUIRY-3: MASCO

MASCO CORPORATION

21001 VAN BORN ROAD

TAYLOR, MICHIGAN 48180

313-274-7400

April 12, **1999**

Via Facsimile 202-942-9530

Mr. Dennis Bertron
Securities and Exchange Commission
Division of **Corporation** Finance
450 Fifth Street, N.W., Mail Stop 4-8
Washington, D.C.

Dear Mr. Bertron: **[*9]**

Thank you for releasing to us the **March** 25 and April 6 correspondence of Mr. Richard A. Dee to the staff of the Commission. Mr. Dee continues to ignore the specific requirements of the proxy rules and endeavors to carry on his communications with the staff in private. This has been the pattern of his conduct in 1998 and again this year and, by itself, is sufficient to deny Mr. Dee's request for reconsideration. Had Mr. Dee faxed us his April 6 letter, as he has numerous other correspondence over the past four years, we would have had a response to the staff a week ago rather than on the eve of finalizing our proxy statement Mr. Dee apparently believes that the proxy rules are intended to apply to registrants and not to stockholder proponents.

We do not believe Mr. Dee's new correspondence with the staff adds anything to his prior arguments or changes in any respect the conclusion that his proposal may be excluded because it has already been substantially implemented. His critical assertion in his April 6 letter that the resolution adopted by our Board on February 17 qualifies certain of our existing Directors as "Outside Directors", who would not otherwise qualify under his proposal, **[*10]** is simply incorrect. **Masco** has never asserted, as suggested by Mr. Dee, that seven of its ten Directors qualify as "Outside Directors". To the contrary, **Masco** views its current Board of Directors to consist of five "Outside Directors" (i.e. Messrs. Denomme, Hudson, Simone and Stroh and Ms. Krey), all of whom qualify under Mr. Dee's proposal to the same extent as under our Board's definition. Mr. Dee may not like the fact that certain of the "Outside Directors" are social acquaintances and one was formerly related to our Chairman by marriage, but those existing or former relationships are not at issue under either of the two definitions.

We would appreciate your prompt response in view of our current schedule for finalizing our proxy statement. Thank you in advance for your assistance in helping us meet that schedule.

Sincerely yours,

John R. Leekley
Senior Vice President
and General Counsel

INQUIRY-4: RICHARD A. DEE

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

By Fax To (202) 942-9525

April 6, **1999**

William E. Morley, Esq.
Senior Associate Director
Division of **Corporation** Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: **[*11] Masco Corporation - 1999 Stockholder Proposal**

Dear Mr. Morley:

Two days ago, I received a copy of the "no action" letter dated **March** 29 that the Commission sent to Davis Polk & Wardwell, outside counsel for **Masco.**

I hereby request that the Commission reconsider the matter of its "no action" letter in light of the information contained in the paragraphs that follow - and rescind it.

The Commission's willingness to go along with **Masco's** request that it take no action if my proposal is omitted from **1999** proxy materials is based on its finding that the resolution that I submitted was rendered "moot" and/or was "substantially implemented" by a resolution that we are informed was approved by the **Masco** board on February 17, **1999** - a resolution that I hold **differs**

substantially from the resolution contained in my proposal.

What **Masco** has termed its "amendments" to my resolution may appear inconsequential or innocuous, but they constitute substantial changes that would corrupt significantly both the purpose and the spirit of my proposal and the resolution that I included to effect it.

Please consider the fact that, due to their "relationships," three of the seven directors **[*12]** that **Masco** classifies as Outside Directors - directors who will consider the eligibility of future director candidates - would not themselves be eligible to be chosen as Outside Directors if the qualifications set forth in the resolution approved by **Masco** were applied to them - forthrightly and judiciously. My resolution would preclude, with no ifs ands, or buts, the consideration of candidates with such relationships to the company and/or to one another.

Verne Istock is Chairman/President/CEO and of First Chicago NBD, a major bank that he joined in 1963 that has profited substantially for many years as a result of the wide range of financial business that it does with **Masco** and affiliates. Interest that the bank receives on **Masco** loans must amount to tens of millions of dollars a year. Mr. Istock has been a director of the bank since 1985. **Masco** Chairman/CEO Richard Manoogian joined the bank's board in 1978. Mr. Istock joined the **Masco** board in 1997 and replaced his retired banking associate, Erwin Koning, then 85, who had been a **Masco** director since 1964. Mr. Koning had been **Masco's** banker for 30 years, according to **Masco** director Arman Simone.

Regardless of the clearly **[*13]** substantial benefits derived by FCNBD as a result of its relationship with **Masco** (and, indirectly, the substantial benefits derived by Mr. Istock as a result of that relationship), under the terms of **Masco's** resolution, Mr. Istock could be selected as a director **if** **Masco** Outside Directors (such as himself) decided "the financial benefit to the entity employing the **Masco** Outside Director is immaterial to that entity."

I am well aware of the substantial size of FCNBD. Surely **Masco** directors are in no position to determine whether the financial benefit to the bank is material or immaterial to that entity - or to any other entity, for that matter. A fair and practical way to determine whether or not the financial benefit to FCNBD of its relationship with **Masco** is "material" would be for **Masco** to terminate the relationship. Mr. Istock boasted, during a call that he made to me in May 1997, of how, for many years, he had been intimately involved with all things **Masco.** He stated that his relationship was close and extensive -- and that the nature of the relationship qualified him ideally to be a **Masco** Outside Director. I disagreed.

John Morgan has been a **Masco** director and the firm's **[*14]** investment banker and advisor since at least 1969 when he became a director. Prior to founding a small partnership in 1982, he was with Smith Barney, which underwrote hundreds of millions of dollars in **Masco** securities and realized substantial fees in the process (and continues to do so). **Masco** states that "from time to time" Mr. Morgan's firm "provides investment banking and other related services for the Company and [its affiliate] MascoTech Inc." According to **Masco** proxy statements, during the five years 1993-1997, his partnership was paid $ 9,450,000 **plus expenses** by **Masco.** Not a small sum -- particularly for a small company.

Arman Simone has been a **Masco** director for 42 years. **Masco** proxy statements prior to 1990 stated that "Mr. Simone is the son-in-law of [**Masco** co-founder] Alex Manoogian and the brother-in-law of (**Masco** Chairman/CEO] Richard Manoogian." During a rather long telephone conversation in December 1996, when he called me after I had begun to question how directors could have approved the purchase of $ 58 million of "important artworks" from art collector and **Masco** Chairman Richard Manoogian - at a time when the company was having great difficulties -- **[*15]** Mr. Simone referred to **Masco** and to Richard as "family" and mentioned that he had known the latter since he was two years old.

Peter Stroh, Joseph Hudson, and Thomas Denomme, three of **Masco's** Outside Directors, have business backgrounds and experience that, although narrow in the cases of Stroh and Hudson, seem suitable. Unfortunately, Messrs. Stroh and Hudson do not fit What I believe should be the profile of an independent and objective Outside Director. Along with Mr. Manoogian, Messrs. Stroh and

Hudson are Social Registerees, graduates of Yale, and fellow members of numerous Detroit area civic and social organizations. And, they are close neighbors. My attitude toward directors with personal ties and/or social ties to a Chairman or CEO appears to be shared by a number of prominent spokesmen on the subject of Corporate Governance. Chairman Levitt has stated, in connection with his joining a board: "I'd be especially wary if I saw too many board members with personal or social ties to the CEO."

Mary Ann Krey, whose business background, like that of Mr. Stroh, appears restricted to the beer business (in her case, beer distribution) may really lack the sort of "skills **[*16]** and experience of particular value to the company" called for by **Masco's** resolution - and by mine. Her **Masco** board predecessor, Lillian Bauder was, I am told, a very capable administrator and leader who did possess such skills and experience - and she certainly was the pioneer woman corporate director at three major Detroit companies.

Ms. Bander was a **Masco** director from 1992 until 1997 when she resigned as president of 1500 student Detroit area Cranbrook Educational Community -- and shortly thereafter joined **Masco** as its vice president for corporate affairs. While serving as a **Masco** director, I was concerned that her objectivity and independence might have been compromised by the fact that in her work she reported to Cranbrook board chairman **Wayne Lyon,** her fellow **Masco** director and **Masco's** president from 1985 until 1996 -- whom (in her role as a **Masco** director) she was supposed to be overseeing.

As I pointed out in my February 28 letter to the Commission: "By deleting the words '"**present and former**" in two instances, a very important qualifier has been eliminated by **Masco** in another obvious attempt to undermine and reduce the scope and the effectiveness of the resolution **[*17]** that I propose.

"Instead of trying so hard to retain the ability to have as outside directors those whose past or A present affiliations, would disqualify them based on the qualification criteria set forth in my resolution, why can't **Masco** play it straight and choose as Outside Directors those whose independence is unquestionable?

"**Masco has come up with its own version of my resolution,** and as a result of the alterations that **Masco** terms "amendments", the proposal certainly is not "in substantially the form submitted by the Proponent". Although the company's version includes much of the language contained in the one I submitted, **Masco's** additions and omissions make the altered proposal "substantially different" in extremely important respects.

As I mentioned to the Commission last year, rather than publicize unnecessarily the extent of my investments, I included in letters accompanying my proposal only those **Masco** shares registered in my name. As a result of the stock being split 2 for 1 in May 1988, my holdings now total 34,560 shares. I do not intend to sell my shares, therefore it is extremely important to me (as it should be to all stockholders) that **Masco** have independent **[*18]** and objective Outside Directors whose experience and skills are of particular value to the company.

I find it interesting and puzzling, that the **Masco** board spontaneously adopted an additional resolution requiring "that not less than half of its members, at all times, shall consist of "**Masco** Outside Directors." Reference to it is made in **Masco's** proposed statement in opposition to my proposal included in documents sent to the Commission and to me by **Masco's** General Counsel on **March** 24, copies of which I included with my **March** 25 letter to the Commission pertaining thereto. I am uncertain as to whether the foregoing documents, and my letter to the Commission of **March** 19, were considered by the Commission In the process of its "no action" determination. Enclosed are copies of the documents.

I look forward to your thoughtful consideration of this matter, and I hope that you will conclude that the resolution contained in my proposal is substantially different from that adopted by **Masco** - and that it would produce substantially different positive results.

Sincerely,

Richard A. Dee

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Date/Time: Wednesday, December 19, 2007 - 12:37 PM EST

*1998 SEC No-Act. LEXIS 278, **

1998 SEC No-Act. LEXIS 278

Securities Exchange Act of 1934 -- Rule 14a-8(c)(10)

February 18, **1998**

CORE TERMS: registrant, ethics, corporate responsibility, staff, shareholder, anti-fraud, oversee, proxy, board of directors, omit, annual meeting, implemented, investigate, appoint, senior, Exchange Act, proxy statement, advisory board, healthcare, appointed, no-action, hire, government agencies, inclusion, annual, promulgated, attachment, reporting, effective, recommend

[*1] The **Columbia/HCA Healthcare** Corporation

TOTAL NUMBER OF LETTERS:
3

SEC-REPLY-1:
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 18, **1998**

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: The **Columbia/HCA Healthcare** Corporation (the "Company")
Incoming letter dated January 16, **1998**

The proposal requests the Company's board of directors to establish a **healthcare** compliance committee.

There appears to be some basis for your view that the proposal may be excluded pursuant to Rule 14a-8(c)(10). This provision allows omission "if the proposal has been rendered moot," as for example, where the matter addressed under the proposal has been "substantially implemented." In this regard the staff notes your representations that: (1) the Company has a committee of independent directors which review the policies and procedures related to ethics, compliance and corporate responsibility; and (2) the Company has empowered and required an executive officer to address the issue of **healthcare** compliance. In reaching a position, the staff has not found it necessary to address the alternative basis for the omission upon which the Company relies.

Sincerely,

Harry S. Pangas

'Attorney-Advisor

INQUIRY-1: [*2]

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON

A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

ONE NEW YORK PLAZA

NEW YORK, NEW YORK 10004 . 1960

212 . 859 . 8000

FAX . 212 . 859 . 4000

WRITER'S DIRECT LINE
212-859-8136
(FAX: 212-859-8586)

January 16, **1998**

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: The **Columbia/HCA Healthcare** Corporation Shareholder Proposal Submitted by the CWA Pension Plan for Inclusion in the Proxy Materials for the **1998** Annual Meeting

Dear Ladies and Gentlemen:

This letter is submitted on behalf of our client, **Columbia/HCA Healthcare** Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(d) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). This letter constitutes the Company's statement of reasons for exclusion of the shareholder proposal (the "Proposal") submitted by the CWA Pension Plan (the "Proponent") from the proxy statement and form of proxy relating to the Company's **1998** Annual Meeting of Stockholders (collectively, the "Proxy Materials"). A copy of the Proponent's original letter is attached hereto **[*3]** as Exhibit A.

In accordance with Rule 14a-8(d), enclosed arc six copies of this letter with Exhibit A.

By copy of this letter and the enclosures, the Company is notifying the Proponent of its intention to omit the Proposal from the Company's Proxy Materials.

By submission of this letter, the Company hereby requests concurrence of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials for the reasons described herein.

The Proposal would, if adopted, require the Company's Board of Directors (the "Board") to appoint a special committee of outside directors to oversee the Company's corporate anti-fraud compliance program.

The Company believes that the Proposal can be properly omitted from its Proxy Materials pursuant to Rule 14a-8(c)(7) and Rule 14a-8(10) for the following reasons:

I. The Proposal relates to the Company's ordinary business operations within the meaning of Rule 14a-8(c)(7).

Rule 14a-8(c)(7) provides that a ". . . registrant may omit a proposal and any statement in support thereof from its proxy statement and form **[*4]** of proxy . . . if the proposal deals with a matter relating to the conduct of the ordinary business operations of the registrant." The Staff has stated that in interpreting Rule 14a-8(c)(7), ". . . the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)." Exchange Act Release No. 34-20091 (August 16, 1983).

In addition, the Staff has stated that ". . . questions with respect to which matters involving the [registrant's] operations should be investigated and particularly the means used to investigate the [registrant's] operations appear to involve ordinary business decisions." The Southern Company (March 13, 1990) (no-action letter granted concerning proposal that registrant hire an independent outside agency to review allegations of "past unethical activities"). See also Newport Pharmaceuticals International Incorporated (August 10, 1984) (issuing no-action letter where, pursuant to Rule 14a-8(c)(7), registrant omitted a proposal recommending that its board appoint a committee to investigate whether its officers or directors had violated state **[*5]** or federal law and whether corporate funds had been expended for illegal or fraudulent purposes).

Here, the Proposal "urges" the Board to appoint a committee of outside directors to oversee the Company's corporate anti-fraud compliance program. The Proposal further states that the committee: . . . shall have the authority and obligation to hire independent experts and consult with appropriate government agencies to assist with the annual review of the Company's compliance program" and issue a report on its findings to shareholders. It appears, based on the Proponent's supporting statement that, ". . . non-compliance by senior officials would post the gravest threat to the Company," that the primary subject of the proposed anti-fraud efforts is the Company's management.

The Proposal thus relates, as did the proposals in Newport Pharmaceuticals and The Southern Company, to the evaluation of management conduct and to the means used to investigate the Company's operations. Moreover, the Proposal is readily distinguishable from those proposals found by the Staff to fall outside of Rule 14a-8(c)(7) by virtue of their "significant public policy considerations." See, e.g., General Dynamics **[*6]** Corporation (March 4, 1991) (relating to sales of military arms to foreign governments known for human rights violations).

For a company engaged in a government regulated industry, the establishment of policies and programs to comply with the various statutory and regulatory provisions imposed by federal and state governmental authorities (including anti-fraud compliance) is clearly an ordinary course of business operation. The Board has designated an Ethics, Compliance and Corporate Responsibility Committee (the "Ethics Committee") currently composed of three outside Directors, responsibilities of which include review of the scope of the Company's ethics, compliance and corporate responsibility procedures and other in matters relating to ethics, compliance and corporate responsibility functions of the Company and the adequacy thereof and communicating the results of such review to the personnel of the Company. In addition, in October 1997, the Company created a new executive position to oversee compliance and appointed Alan Yuspeh as Senior Vice President of Ethics, Compliance and Corporate Responsibility. For a further description of the Ethics Committee and Mr. Yuspeh's qualifications **[*7]** and responsibilities, please see Section II, below.

Accordingly, the Company may properly omit the Proposal as relating to the conduct of the ordinary business operations of the registrant under Rule 14a-8(c)(7).

II. The Proposal is moot within the meaning of Rule 14a-8(c)(10).

Under Rule 14a-8(c)(10), a registrant may omit a shareholder proposal from its proxy materials if ". . . the proposal has been rendered moot." The Staff has stated that a proposal will be considered moot within the meaning of Rule 14a-8(c)(10) if it has already been "substantially implemented." Securities Exchange Act Release No. 34-20091, supra.

In ITT Corporation (March 24, 1992), a shareholder proposed that the registrant's board of directors establish a committee to develop corporate environmental and occupational safety and health policy and oversee the registrant's compliance with related state and federal regulations. The registrant opposed the proposal on the ground that it had already substantially implemented the proposal through its Legal Affairs Committee.

The registrant had established its Legal Affairs Committee ten years earlier to ". . . review and consider major claims and litigation and **[*8]** legal, regulatory, patent and related governmental policy matters . . . and review management policies and programs relating to compliance with legal and regulatory requirements and business ethics." In carrying out its duties, the Legal Affairs Committee regularly received and reviewed reports concerning the registrant's safety, health and environmental programs. In advising the registrant that it would not recommend enforcement action if the registrant omitted the proposal from its proxy materials pursuant to Rule 14a-8(c)(10), the Staff stated that it ". . . particularly noted both the mandate and the activities of the existing Legal Affairs Committee of the [registrant's] board of directors."

In Woolworth Corporation (April 11, 1991), a shareholder proposed that the registrant's board of directors ". . . form a committee to investigate the issue of animals neglect and mistreatment at company stores. . . ." The registrant opposed the proposal under Rule 14a-8(c)(10), arguing that it had already substantially implemented the proposal by establishing a pet advisory board (the "Advisory Board").

The registrant had created the Advisory Board several months before receiving the proposal **[*9]** ". . . to investigate and review, on an on-going basis, all aspects of the operations of the pet departments in the [registrant's] stores, including . . . the manner in which the animals are treated." The Advisory Board was also charged with reporting to management on a regular basis and recommending changes in procedures, where appropriate. The Staff concluded that, based in part on the Advisory Board's (i) creation before submission of the proposal, (ii) mandate to advise the board of directors on a variety of matters including the treatment of pets in the registrant's stores and recommend appropriate changes, and (iii) receipt and review of relevant customer complaints, the registrant appeared to have substantially implemented the proposal. See also Chevron Corporation (**February** 14, 1990) (issuing no-action letter where registrant had already established a committee with duties recommended in the proposal).

Here, the Proposal recommends that the Board appoint a committee of outside directors to oversee the Company's corporate anti-fraud compliance program. The Proposal further states that the committee so formed shall ". . . have the authority and obligation to hire independent **[*10]** experts and consult with appropriate government agencies to assist with the annual review of the Company's compliance program" and report its findings to the Company's shareholders. Finally, the Proposal suggests that the Company should adopt any of the committee's recommendations for improvements or revisions of its compliance program.

On November 13, 1997, one month before receiving the Proposal, the Board designated the Ethics Committee to be composed of no fewer than three Directors of the Company. The Board appointed three outside Directors to serve on the Ethics Committee. The responsibilities of the Ethics Committee include review of the scope of the Company's ethics, compliance and corporate responsibility procedures and other matters relating to ethics, compliance and corporate responsibility functions of the Company and the adequacy thereof and communicating the results of such review to the personnel of the Company.

In addition, in October 1997, the Company created a new executive position to oversee compliance and appointed Alan Yuspeh as Senior Vice President of Ethics, Compliance and Corporate Responsibility. Mr. Yuspeh had previously served as the Coordinator of the **[*11]** Defense Industry Initiative on Business Ethics and Conduct (DII). The DII consists of 48 major defense contractors which have pledged themselves since 1986 to having ambitious ethics and compliance programs. The programs designed by DII signatories involved creative and effective ethics and compliance programs. As the coordinator of this effort at DII, Yuspeh has been intimately involved in the design of the programs and the development of best practices for these efforts as he has continued to do so at the Company. A description of Mr. Yuspeh's responsibilities as Senior Vice President of Ethics,

Compliance and Corporate Responsibility is attached hereto as Exhibit B.

Because of the existence of the Committee and the initiatives described above, the Proposal can be distinguished from those instances in which the Staff has declined to issue no-action letters because the registrants had not taken the proposed action. See, e.g., Sprint Corporation (January 18, 1995); Eastman Kodak Company (January 27, 1993). Accordingly, the Company may properly omit the Proposal as moot under Rule 14a-8(c)(10).

Conclusion

Your prompt response to this letter is respectfully requested. The Company **[*12]** intends to mail definitive proxy materials on or about April 8, **1998, 1998.** Please contact John M. Frank III (615/344-5881) at **Columbia/HCA Healthcare** Corporation or the undersigned at (212/859-8136), if you have questions concerning this matter.

Very truly yours,

Jeffrey Bagner

INQUIRY-2: FRIED, FRANK, HARRIS, SHRIVER & JACOBSON

A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

ONE NEW YORK PLAZA

NEW YORK, NEW YORK 10004 . 1960

212 . 859 . 8000

FAX . 212 . 859 . 4000

WRITER'S DIRECT LINE
212-859-8768
(FAX: 212-859-8587)

January 16, **1998**

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: The **Columbia/HCA Healthcare** Corporation Shareholder Proposals Submitted by Each of the Missouri Province of the Society of Jesus, the Chicago Province of the Society of Jesus, the Wisconsin Province of the Society of Jesus, the Society of Catholic Medical Missionaries, Inc. and the Congregation of the Sisters of St. Joseph for Inclusion in the Proxy Materials for the **1998** Annual Meeting

Dear Ladies and Gentlemen:

On behalf of **Columbia/HCA Healthcare** Corporation (the "Company"), attached for filing pursuant to Rule 14a-8(d) **[*13]** promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), are six copies of the following documents:

1. The Company's statement of reasons for exclusion of the shareholder proposals submitted by each of the Missouri Province of the Society of Jesus, the Chicago Province of the Society of Jesus, the Wisconsin Province of the Society of Jesus, the Society of

Catholic Medical Missionaries, Inc. and the Congregation of the Sisters of St. Joseph (each, the "Proponent") from the proxy statement and form of proxy relating to the Company's **1998** Annual Meeting of Stockholders.

2. A copy of each Proponent's original letter to the Company and the attachment enclosed therewith.

Please acknowledge receipt of this filing by stamping and returning the enclosed copy of this letter to our waiting messenger.

Sincerely,

Inna Vysman

EXHIBIT A

Communications Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1110 Fax 202/434-1139

VIA FAX

December 15, 1997

Mr. John M. Franck, II Corporate Secretary
Columbia/HCA Healthcare Corporation
One Park Plaza
Nashville, Tennessee 37202

Dear Mr. Franck:

On behalf **[*14]** of the CWA Pension Plan ("Fund"), we hereby submit the attachment Shareholder Proposal ("Proposal") for inclusion in the **Columbia/HCA Healthcare** Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in **1998.** The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of 20,000 shares of **Columbia/HCA Healthcare** Corporation common stock, held continuously for more than a year prior to this date of submission. Proof of stock ownership is attached.

The Fund intends to continue to own **Columbia/HCA Healthcare** Corporation common stock through the date of the Company's **1998** annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Sincerely,

Morton Bahr
Trustee

ATTACHMENT

RESOLVED, the Board of Directors of **Columbia HCA/Healthcare** Corporation ("Company") is urged to appoint a committee composed solely of outside directors to oversee the Company's corporate anti-fraud compliance program. The committee shall have the authority and **[*15]** obligation to hire independent experts and consult with appropriate government agencies to assist with the annual review of the Company's compliance program. The committee shall be solely responsible for selecting and setting the compensation of the Company's chief anti-fraud compliance officer and shall meet with the chief compliance officer at regular times to be decided by the committee. The committee shall issue a report to shareholders of the findings of its review. The Company should adopt any recommendations from the committee for improvements or revisions of its compliance program.

Supporting Statement

We believe the lack of an effective and comprehensive anti-fraud compliance program has threatened the financial health of the Company. Steps taken since July do not adequately address a fundamental issue: the need for fully independent supervision of compliance.

Since the first Federal Bureau of Investigation's raid of Company facilities on March 19, 1997, as part of an investigation of alleged **healthcare** fraud, the value of the Company's stock has plummeted by more than 30%, from 42 3/8 prior to the raid to 30 1/16 as of December 1. Published reports suggest that the **[*16]** alleged fraud at the Company may have involved systemic abuses by headquarters officials

The financial risk for the Company if found guilty of fraudulent activity is great. In false claim cases, companies can be compelled to pay treble damages plus up to $ 10,000 per false bill. Some analysts reports have suggested that the Company faces fines in excess of $ 1 billion. Companies convicted of fraud can be debarred from the Medicaid/Medicare programs, programs which according to the Company's 1996 10-K were the source of 40% of revenues.

The Company's present compliance officer was appointed as part of a program promulgated by Chief Executive Officer Thomas Frist after the fraud allegations received press attention. During the period being investigated, Mr. Frist served continuously as a senior office and/or Executive of **Columbia/HCA** or the predecessor Hospital Corporation of America.

A group of leading institutional owners of the Company's stock recently filed a suit in US District Court alleging that oversight failures by the Company's directors and executives caused the Company's predicament. Mr. Frist is named as a defendant. H. Carl McCall, the Comptroller of the State **[*17]** of New York and lead plaintiff, asserts that the government investigations "exposed a serious breakdown in corporate governance and internal controls at **Columbia/HCA,** which appears to have created a corporate culture of criminal activity."

Given these facts, it is critical that the Company's corporate fraud compliance program be managed and directed independently of company insiders. Since non-compliance by senior officials would pose the gravest threat to the Company, it is essential that outside directors be given ultimate responsibility for overseeing compliance.

EXHIBIT B

Overview of Responsibilities of Senior Vice President, Ethics, Compliance, and Corporate Responsibility

1. Oversee the development and implementation of a comprehensive corporate ethics and compliance program.

2. Instill a recognition throughout corporate management that ethics and compliance are line management responsibilities, and ensure that such responsibilities are understood and performed.

3. Assume responsibility for the articulation of a corporate culture, obtain agreement among senior management on such a culture, and develop and implement a program for the dispersion of the culture in the **[*18]** organization.

4. Develop a comprehensive code of conduct, and ensure distribution of the code to all employees. The code shall include an articulation of fundamental corporate values and obligations to various stakeholder groups. It shall provide guidance on matters of compliance risk and an approach to ethical decision-making.

5. Develop a comprehensive approach to each area of compliance risk, to include the development of policies, procedures, training, and monitoring techniques.

6. Serve as chairman of a corporate committee on ethics, compliance, and corporate responsibility.

7. Report regularly to the Audit and Ethics Committee of the Board, and when requested to do so the entire Board.

8. Develop and make operational an organizational approach to ensure the effective implementation of the ethics and compliance program.

9. Serve as a member of senior corporate leadership teams.

10. Act as an advisor on business decisions with ethical or corporate responsibility implications to articulate ethical issues raised by such decisions.

11. Develop and implement a comprehensive program of ethics and compliance training.

12. Develop and implement a comprehensive program **[*19]** of communication across the corporation on issues related to ethics, compliance, and corporate responsibility.

13. Coordinate with the Senior Vice President, Internal Audit to ensure that sufficient regulatory and operational audits are conducted.

14. Devise and implement an internal reporting mechanism, including means of investigating matters of concern, resolving such matters, and collaborating with the Senior Vice President, Human Resources on appropriate discipline. Develop feedback loops from the internal reporting mechanism to identify and correct system issues that may be raised.

15. Develop means of evaluating the corporate ethics and compliance effort and perform such evaluations.

16. Serve as a visible spokesman with regard to the ethics and compliance program in public forums, to the press, to government regulators, to associations, and to others who are interested in these activities.

17. Set policy for the function of ethics and ethics-related committees at individual facilities and serve as an advisor to such committees when necessary.

18. Work with the Senior Vice President, Human Resources to ensure that attention to compliance and ethics is an important **[*20]** factor in management promotions and evaluations.

19. Develop guidelines for individual facilities with regard to their community relations and overall expressions of corporate social responsibility.

20. Routinely visit facilities to ensure a firsthand appreciation of the functioning of the program and to identify best practices which should be adopted on a corporate-wide basis.

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Business & Corporate Law > Corporations > General Overview

Governments > Federal Government > Executive Offices

-----Original Message-----
From: Sanford Lewis [mailto:strategiccounsel@mac.com]
Sent: Wednesday, January 16, 2008 11:28 AM
To: CFLETTERS
Subject: Forthcoming: Proponent response on DuPont No Action Request on PFOA Resolution

I am writing to let you know I am in the process of preparing the Proponent response on the DuPont No Action Request on the PFOA Resolution (Amalgamated Bank). A response letter should be submitted within 7 days. Please contact me if you have any questions or need the response sooner.

Sanford Lewis
413 549-7333

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 684-6610 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

22 January 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Amalgamated Bank LongView Collective Investment Fund
shareholder proposal to E.I. du Pont de Nemours and Co.

Dear Counsel:

I write on behalf of Amalgamated Bank Long View Collective Investment Fund (the "Fund") in response to the letter from counsel for E.I. du Pont de Nemours Inc. (the "Company" or "du Pont") dated 27 December 2007 advising the Division of du Pont's intention to omit the Fund's shareholder from du Pont's proxy materials under Rule 14a-8(i)(10). For the reasons set forth below, the Fund respectfully asks you to advise the Company that the Division does not concur in the Company's view that the proposal may be omitted from the Company's 2008 proxy materials.

Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and exhibits. We would ask you to notify the Fund of your determination by sending a fax copy to the undersigned at (202) 315-3552.

The resolution asks the company to issue a report on PFOA compounds used in du Pont products and do so by the 2009 annual meeting, at reasonable cost and excluding confidential information, evaluating the feasibility of rapid phaseout of PFOA from all duPont products, including materials that can degrade to PFOA in use or in the environment, and the development and adoption of safer substitutes.

In response, the Company asserts that the proposal may be excluded on the ground that it has been substantially implemented. This argument is untenable on a factual basis and under prior no-actions letters construing this exclusion.

Why the proposal has not been substantially implemented.

Although du Pont has announced that it intends to end the production and use of PFOA by 2015, none of its current reporting can be characterized as fulfilling the request of the resolution. Of grave concern to the proponents is the fact that the Company is not evaluating the feasibility of eliminating its fluorotelomer and fluoropolymer products, which are evidenced to break down to PFOA in use or in the environment.

In its most recently published communications, du Pont acknowledged these product breakdown issues: "PFOA is used as a processing aid to manufacture some fluoropolymers. It is not incorporated into the polymers themselves, yet PFOA can be present in trace quantities in those fluoropolymers that are made using it." Similarly, du Pont admits, "fluorotelomer products are not made with PFOA nor is PFOA added during the manufacture of these products. However, PFOA is found in trace amounts in some current fluorotelomer products as an unintended byproduct of the manufacturing process. Some of the current fluorotelomer precursors can be a potential source of PFOA."

Although du Pont has announced its intent to end the production and use of PFOA by 2015, it has not declared an intent to end the production or use of fluorotelomers or fluoropolymers. Fluorotelomers offer an alternate route for PFOA exposure, because some experts expect that that fluorotelomers may break down to PFOA in use or in the environment. Even in the absence of the use of PFOA, some experts believe that over time fluorotelomers or fluoropolymers may still break down in use or in the environment to PFOA. PFOA-based products, along with fluorotelomers and fluoropolymers, are a substantial element of du Pont's product lines. The company estimated at p. 50 of its Form 10-K report to shareholders, published 28 February 2006 that "Products currently manufactured by the company representing approximately $1 billion of 2005 revenues could be affected" by regulation or prohibition of PFOA. We believe this figure may also approximate the value of the fluorotelomer and fluoropolymer lines at risk from the issue of PFOA degradation, regardless of the company's use and production of PFOA.

For instance, Zonyl® is a brand name for du Pont fluorotelomer products used in an array of applications, including stain and grease repellants for food packaging and carpet. Although these products may contain little or no PFOA as sold, a recent animal test found that the materials used in Zonyl can break down in the body to form PFOA.[1] Appendix 1 contains this study and a short summarizing

---

[1] D'eon, J.C. and Mabury, S.A. Production of Perfluorinated Carboxylic Acids (PFCAs) from the Biotransformation of Polyfluoroalkyl Phosphate Surfactants (PAPS): Exploring Routes of Human Contamination Environ. Sci. Technol., 41, 13, 4799 - 4805, 2007, 10.1021/es070126x.

article. This study shows that the fluoropolymers called polyfluoroalkyl phosphate surfactants (PAPs) are bioavailable and subject to metabolic breakdown in rats. While this route has not been studied in humans, this research shows that these compounds may break down inside a body to produce PFOA.

The potential for fluorotelomers breaking down into PFOA, regardless of whether they contain PFOA as sold, is one that companies are paying attention to. Already some companies have begun to avoid telomers, not just PFOA-contaminated items. Burger King, for example, has reported that it stopped selling food in telomer-coated boxes in 2002.

While our requested study would require du Pont to study the feasibility of moving out of these product lines, the approach that du Pont is pursuing and reporting involves taking the opposite track, of continuing the production and use of these fluorotelomer and fluoropolymer materials. Thus, despite the progress made on its commitment to reduce PFOA content in products sold by du Pont, it is unclear whether the current plan of action will actually free du Pont from its PFOA problem seven years from now. Although du Pont's management says it is reducing the use of PFOA, the company has not committed to eliminate fluorotelomers on any timetable. Therefore, du Pont's solution is a shortsighted one. The proposal in question requests a report on materials that can degrade into PFOA in use or in the environment, and du Pont has not yet fully examined this question.

The Company published a new synopsis of its activities on PFOA on 14 January 2008. In its request for a no-action letter the Company asserts that this report "is the report the Company would publish on the subject matter of the instant Proposal because it is a statement of the facts as they exist today." Contrary to this statement, the proposal does not request a statement of the facts as they exist today, it requests an analysis of feasibility of expeditiously eliminating the use of PFOA and of materials that may degrade to PFOA.

The proposal requests a report entailing details on the "feasibility of rapid phaseout of PFOA from all du Pont products, including materials that can degrade to PFOA in use or in the environment, and the development and adoption of safer substitutes." Du Pont's current activities and reporting do not fulfill that request. While the company is making some progress toward eliminating the use of PFOA, its reporting and activities are unresponsive to the other leg of this request – a material portion of du Pont business – which involves products evidenced to break down to PFOA.

Applicable precedents do not support the Company's arguments.

Under Rule 14a-8(i)(10), the critical factor is what a company has done to address the *core concerns* raised by the proposal. See *Dow Chemical Co.* (23

February 2005); *Exxon Mobil* (24 March 2003); *Johnson & Johnson* (25 February 2003); *Exxon Mobil* (27 March 2002); *Raytheon* (26 February 2001); *Oracle Corp.* (15 August 2000). As the SEC acknowledged in Exchange Act Release No. 34-20091 (August 16, 1983), the application of this rule is subjective and therefore difficult. Furthermore, the fact that under Rule 14a-8(g) "the burden is on the company to demonstrate that it is entitled to exclude a proposal" means that the mootness exclusion presents a very high hurdle for companies to overcome.

This situation here is analogous to that in *Chevron Corp.* (28 February 2006). In *Chevron* the proposal asked that the board of directors report on Chevron's expenditures by category on attorney's fees, expert fees, lobbying, and public relations/media expenses, relating to the health and environmental consequences of hydrocarbon exposures and Chevron's remediation of drilling sites in Ecuador, as well as expenditures on remediation of the Ecuador sites. It is evident from the correspondence of the company and the proponent in that case that only a portion of the information had been reported as requested. In the words of the proponent "at most, the Company has provided only 50% of the information requested." Accordingly, the Division refused to exclude the proposal on Rule 14a-8(i)(10) grounds.

The *Chevron* facts are similar to those here. Although du Pont asserts that it has addressed some of our requests, the Company has failed entirely to provide any feasibility review reports on the materials that degrade into PFOA. This is not a minor omission – it may well be that most of the product lines at risk because of PFOA are also at equal risk because they can degrade to PFOA – so this case is at least comparable to the reporting shortfalls found in *Chevron*. See also *Oracle Corp.* (15 August 2000), where the proposal asked the directors to make all possible lawful efforts to implement and/or increase activity on principles "defined by the International Labor Organization, the United Nations Covenants on Economic, Social and Cultural Rights, and Civil, and Political Rights. They have been signed by the Chinese government and China's national laws." The company unsuccessfully argued that its existing code of ethics substantially covered the same subject and therefore it had substantially implemented the proposal. In response, the proponent demonstrated that while the company's code of ethics covered many of the same areas, that entire subject areas (bonded labor or forced labor, corporal punishment, physical, sexual or verbal abuse, or harassment of workers for example) were not covered by the code of ethics. The Division concluded that the proposal could not be excluded under Rule 14a-8(i)(10).

The facts in this case are analogous to those in *Oracle*, for in both cases the company implemented an insufficient portion of the proposal. The proposal here asks du Pont to report on a number of issues confronting the Company, but du Pont has only reported on a fraction of those issues. As in *Oracle*, leaving large portions of the subject matter unaddressed is not permissible and requires the argument to be rejected.

Therefore, we believe the proposal has not been "substantially implemented," and we thus ask the Division to inform du Pont that the Division does not concur in the Company's view that the proposal may be omitted from the 2008 proxy materials. Should the Division be inclined to concur with the Company, we respectfully request an opportunity to confer with the Division.

Thank you for your consideration of these points. Please do not hesitate to contact me if there is further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Donald P. McAviney

APPENDIX 1

Production of Perfluorinated Carboxylic Acids (PFCAs) from the Biotransformation of Polyfluoroalkyl Phosphate Surfactants (PAPS): Exploring Routes of Human Contamination

JESSICA C. D'EON AND
SCOTT A. MABURY*

Department of Chemistry, University of Toronto, 80 St. George Street, Toronto, Ontario, Canada M5S 3H6

Perfluorinated acids are detected in human blood worldwide, with increased levels observed in industrialized areas. The origin of this contamination is not well understood. A possible route of exposure, which has received little attention experimentally, is indirect exposure to perfluorinated acids through ingestion of chemicals applied to food contact paper packaging. The current investigation quantified the load of perfluorinated acids to Sprague–Dawley rats upon exposure to polyfluoroalkyl phosphate surfactants (PAPS), nonpolymeric fluorinated surfactants approved for application to food contact paper products. The animals were administered a single dose at 200 mg/kg by oral gavage of 8:2 fluorotelomer alcohol (8:2 FTOH) mono-phosphate (8:2 monoPAPS), or the corresponding di-phosphate (8:2 diPAPS), with blood taken over 15 days post-dosing to monitor uptake, biotransformation, and elimination. Upon completion of the time-course study the animals were redosed using an identical dosing procedure, with sacrifice and necropsy 24 h after the second dosing. Increased levels of perfluorooctanoic acid (PFOA), along with both 8:2 PAPS congeners, were observed in the blood of the dosed animals. In the 8:2 monoPAPS-dosed animals, 8:2 monoPAPS and PFOA blood concentrations peaked at 7900 ± 1200 ng/g and 34 ± 4 ng/g respectively. In the 8:2 diPAPS-dosed animals, 8:2 diPAPS peaked in concentration at 32 ± 6 ng/g, and 8:2 monoPAPS and PFOA peaked at 900 ± 200 ng/g and 3.8 ± 0.3 ng/g, respectively. Several established polyfluorinated metabolites previously identified in 8:2 FTOH metabolism studies were also observed in the dosed animals. Consistent with other fluorinated contaminants, the tissue distributions showed increased levels of both PFOA and the 8:2 PAPS congeners in the liver relative to the other tissues measured. Previous investigations have found that PAPS can migrate into food from paper packaging. Here we link ingestion of PAPS with *in vivo* production of perfluorinated acids.

Introduction

Since 1968 when Taves (*1*) discovered organic fluorine in human blood samples, fluorinated organic compounds have been observed in the blood of humans (*2*) and wildlife (*3*) worldwide. Commonly discussed fluorinated contaminants are the perfluorinated acids, which consist of perfluorinated carboxylic acids (PFCAs) and perfluorinated sulfonic acids (PFSAs). Despite their low pK_a values (*4*), which render them relatively involatile, perfluorinated acids are widespread in the environment (*5, 6*). This ubiquity is not intuitive, and as such has incited interest into possible modes of dissemination. Two fields of thought have emerged to explain current levels found in the environment. One theory relies on direct input of PFOA from production facilities (*7, 8*), and the other relies on volatile fluorinated alcohol precursor emissions from manufactured materials as an indirect source of contamination (*9–11*). The hub of major debate has been Arctic contamination (*6–11*). The issue of human exposure is increasingly complicated as several sources are likely involved, with relative contributions varying with lifestyle and location (*2, 12*). The reported concentrations of PFOA in human serum vary from nondetect to >30 ng/mL worldwide (*2*). Human contamination is of concern as perfluorinated acids have no known degradation pathway, are slowly excreted by humans (*13*), and an advisory board to the U.S. EPA has published a draft document proposing PFOA be deemed a rodent carcinogen with relevance to humans (*14*). To properly estimate human exposure, relative contributions of different exposure pathways need to be deciphered. Discussed here is an indirect source of human exposure to PFCAs via ingestion and metabolism of FTOH-based PAPS, which are approved for application to food contact materials.

Fluorinated chemicals have primarily been produced via two manufacturing processes: telomerization and electrochemical fluorination (ECF). ECF chemistry generates a characteristic distribution of 20–30% structural isomers (*4*), whereas telomerization produces only the straight chain isomer (*4*). 3M, a major manufacturer of ECF-based fluorochemicals, phased-out their perfluorooctyl-products in 2001 due to environmental concerns (*15*). The void left by 3M was largely replaced by telomer-based products, resulting in a dramatic shift in the market toward telomer, and hence linear, compounds (*16, 17*). The PFCA isomer distribution in pooled human blood samples from the Midwestern United States between 2004 and 2005 was >98% linear (*18*). With a half-life for PFOA of 4.4 years in human serum (*13*), in the absence of significant isomer discrimination, the predominance of the linear isomer suggests exposure to current-use fluorinated materials and not the historical load present in the environment.

PFCAs may be present in consumer articles treated with fluorinated polymers. Extraction tests and product information suggest that direct exposure to PFOA from the appropriate use of products treated with fluorochemicals is not a significant source of contamination to the general population (*19*). FTOHs and perfluorinated sulfonamides have been observed in both indoor (*20*) and outdoor (*20–22*) air. FTOHs are metabolized to PFCAs (*23*), while perfluorinated sulfonamides are metabolized to PFSAs (*24*). As such, inhalation of these neutral precursors may contribute to the load of perfluorinated acids observed in human blood. Indirect exposure to perfluorinated acids may also occur by ingestion of PAPS, which are used to impart oil and water repellency to certain food contact paper products (*25*). Begley et al. (*26*) have shown that PAPS will migrate into food simulants under appropriate test conditions. Cleavage of the phosphate ester linkage of PAPS within a biological system would likely result in production of perfluorinated acids via metabolism of the released fluorinated alcohol. Although

* Corresponding author phone: (416) 978-1780; fax: (416) 978-3596; e-mail: smabury@chem.utoronto.ca.

10.1021/es070126x CCC: $37.00 © xxxx American Chemical Society
Published on Web 00/00/0000

dephosphorylation processes are common in biological systems (*27*), the significance of the fluorinated chains present in PAPS-based materials on this process is not known.

N-methyl perfluorooctane sulfonamido ethanol (NMeFOSE) and *N*-ethyl perfluorooctane sulfonamido ethanol (NEtFOSE) were the functional units used by 3M in their fluorinated coatings (*28*). NMeFOSE was primarily incorporated into polymeric surface treatment products for fabrics and carpets, a technology that was commercialized in the 1950s (*28, 29*), whereas the primary application of NEtFOSE was in PAPS-based nonpolymeric surfactant materials used in food contact paper products, for which human food contact applications were introduced in 1974 (*28, 29*). In a study of the historical load of fluorochemicals in human blood, Olsen et al. (*29*) observed a 4-fold increase in the acetate adduct of perfluorooctane sulfonamide (PFOSA) between 1974 and 1989. The authors attribute this increase to the incorporation of NEtFOSE-PAPS materials into human food contact paper products (*29*). A study published in 2006 by Calafat et al. (*12*) found the acetate adducts of both NMeFOSE and NEtFOSE in pooled blood samples from the United States from 2001 and 2002. The presence of these fluorinated metabolites, which are relatively quickly eliminated or metabolized to perfluorooctane sulfonate (PFOS) (*24, 29*), suggests recent exposure to indirect fluorochemical sources. The presence of the NEtFOSE acetate adduct suggests this indirect source may be a PAPS-based material.

The relevance of PAPS to human fluorochemical exposure extends beyond their use in food packaging applications, as PAPS are approved by the U.S. EPA as an inert defoaming additive to pesticide formulations (*30*). Although the load of PAPS used in this capacity is not publicly known, nonpolymeric fluorinated surfactants akin to PAPS account for 20% of the 12 million kg of fluorinated materials produced annually (*16*).

To interrogate whether PAPS can contribute to the load of PFCAs observed in the human population, we dosed male Sprague–Dawley rats with in-house synthesized and purified 8:2 FTOH mono- or di-substituted PAPS (8:2 monoPAPS, 8:2 diPAPS). We were particularly interested in the biological availability of FTOH-based PAPS as they are currently commercially available for food contact paper applications (*31–33*), and specific restrictions, which take effect in 2008, have been placed on their use as inert additives within pesticide formulations (*34*).

The animals were administered a single dose of either 8:2 PAPS congener by oral gavage with subsequent blood sampling for 15 days post-dosing. As 8:2 FTOH is the fluorinated moiety in both 8:2 PAPS congeners, PFOA is the major PFCA biotransformation product expected (*23, 35*). In addition to PFOA, several established 8:2 FTOH intermediate metabolites were monitored to link PFOA production with 8:2 FTOH exposure via 8:2 PAPS biotransformation (*23, 35*). Perfluorononanoic acid (PFNA), perfluoroheptanoic acid (PFHpA), and perfluorohexanoic acid (PFHxA) were monitored to quantify contributions from α-oxidation, and any potential degradation of the perfluorinated chain (*23, 35*). Direct absorption of the 8:2 PAPS congeners was also monitored. All analytes are shown in Table 1. To investigate the distribution of 8:2 PAPS among select tissues, the animals were redosed upon completion of the time-course, with sacrifice and necropsy 24 h after the second dosing. Hydrolysis experiments were performed in concert with the biological experiments to characterize the abiotic degradation potential of the 8:2 PAPS congeners.

Experimental Section

Synthesis of the Polyfluorinated Phosphate Surfactants (PAPS). 8:2 monoPAPS, 8:2 diPAPS, and 9:1 diPAPS (using 9:1 FTOH, $F(CF_2)_9CH_2OH$) were synthesized using the following equilibrium reaction, which is a bench-scale variation of a 1963 patented process (*36*). To establish anhydrous conditions, triethylamine (TEA) was dried by distillation under nitrogen, and tetrahydrofuran (THF) was dried by reflux over sodium with benzophenone as an indicator.

TABLE 1. Common Names, Acronyms, and Structures for the Analytes of Interest

Name	Ackronym	Structure
8:2 fluorotelomer alcohol di-substituted phosphate surfactant	8:2 diPAPS	
8:2 fluorotelomer alcohol mono-substituted phosphate surfactant	8:2 monoPAPS	
8:2 fluorotelomer alcohol	8:2 FTOH[a]	
8:2 saturated fluorotelomer carboxylic acid	8:2 FTCA	
8:2 unsaturated fluorotelomer carboxylic acid	8:2 FTUCA	
7:3 saturated fluorotelomer carboxylic acid	7:3 Acid	
7:3 unsaturated fluorotelomer carboxylic acid	7:3 uAcid[b]	
Perfluorohexanoic acid	PFHxA	
Perfluoroheptanoic acid	PFHpA	
Perfluorooctanoic acid	PFOA	
Perfluorononanoic acid	PFNA	

[a] 8:2 FTOH was not monitored in this investigation. [b] No analytical standards were available for the 7:3 uAcid.

Under nitrogen atmosphere at −78 °C, 3 mol equiv of dry TEA in 10 mL of dry THF was added over 10 min to 1 mol equiv of phosphorus oxychloride in 10 mL of dry THF. For the di-substituted surfactant, 2 mol equiv of either 8:2 FTOH or 9:1 FTOH was added to the reaction mixture in 30 mL of dry THF over 1 h. For the monosubstituted surfactant 0.3 mol equiv (to minimize production of di- and tri-substituted 8:2 PAPS congeners) of 8:2 FTOH was added to the reaction mixture in 30 mL of dry THF over 1 h. After addition of the alcohol the reaction mixture was allowed to warm to room temperature (1–2 h), then 50 mL of distilled deionized water was added over 1 h. Product isolation and purity analysis are described in the Supporting Information. Both 8:2 PAPS congeners were >97% pure with respect to fluorinated materials of interest. 8:2 monoPAPS contained <0.01% PFOA and 0.6% 8:2 FTOH. 8:2 diPAPS contained <0.02% PFOA, 1.5% 8:2 FTOH, and <1% 8:2 monoPAPS. Unless otherwise stated all percentages are expressed on a per mole basis.

Abiotic Hydrolysis Procedure. The hydrolysis procedure involved detection of 8:2 FTOH, produced by cleavage of the phosphate ester linkage from either 8:2 PAPS congener at 50 °C and pH 9, via a purge-and-trap system described elsewhere (*9*), with analysis using a Hewlett-Packard 6890 gas chromatograph coupled to a 5973 inert mass spectrometer operating in single ion monitoring mode (GC–MS). Experimental and chromatographic details are provided in the Supporting Information.

***In Vivo* Model.** This research was conducted under an animal use protocol approved by the University Animal Care Committee, and was supervised by a licensed veterinarian. Twelve 7-week-old male Sprague–Dawley rats were obtained from Charles River Laboratories Inc. (Wilmington, MA). The animals were doubly housed and randomly assigned into three groups corresponding to 8:2 monoPAPS exposure, 8:2 diPAPS exposure, and control. Food and water were available *ad libitum* throughout the experiment. After one week acclimatization, the animals in the exposure groups were administered a single bolus dose of either 8:2 monoPAPS or 8:2 diPAPS at 200 mg/kg in 0.5% aqueous methylcellulose at 5 mL/kg by oral gavage without prior fasting. Shaking by hand and sonication were used to dissolve the 8:2 PAPS congeners in 0.5% aqueous methylcellulose. Although the administered doses were cloudy, they were uniform and void of visible lumps. Control animals received 5 mL/kg of undosed 0.5% aqueous methylcellulose. In accordance with the approved animal use protocol, the dose concentration corresponded to a no observable adverse effect level (NOAEL) for 8:2 FTOH from the literature (*37*). Whole blood was harvested from the animals via heparinized syringes using the lateral tail vein 24 h prior to dosing and at 0.2 (4 h), 1, 2, 3, 5, 9, and 15 days post-dosing. The total volume of blood collected per animal over the course of the experiment was limited to 10% of their total blood volume (estimated using 50 mL of blood per kg of animal). Individual blood samples ranged from 50 to 500 mg, with a mean mass of 189 mg. Whole blood samples were stored at −20 °C until extraction and analysis. Urine was not collected, however feces samples were obtained, if available, from animals during blood sampling. Five days after the last time-course sample was taken, the animals were redosed using the same procedure as above, with sacrifice by carbon dioxide asphyxiation 24-h post-dosing. Blood, liver, kidney, muscle, fat, spleen, and brain were harvested from the animals and stored at −20 °C until extraction and analysis. The animals did not show any clinical signs of toxicity throughout the course of the experiment, and the liver somatic index was not statistically different among the three groups of animals (8:2 monoPAPS-dosed, 8:2 diPAPS-dosed, control), as determined using a Kruskal–Wallis test ($p = 0.077$), suggesting the administered dose had little toxicological significance.

Extraction Procedure. Whole blood samples were extracted using a modified version of the ion-pairing method developed by Hansen et al. (*38*). Tissue and feces samples, except fat, were extracted using the abovementioned ion-pairing method with the addition of a fluorosolvent protein precipitation step described in detail in Furdui et al. (*39*). Due to the high lipid content, fat samples were extracted using a methanol extraction technique. Extractions are described in detail in the Supporting Information.

Instrumental Analysis. All samples were analyzed by liquid chromatography coupled to negative electrospray ionization tandem mass spectrometry (LC–MS/MS). Blood samples from the time-course were analyzed for PFHxA, PFHpA, PFOA, PFNA, 8:2 FTCA, 8:2 FTUCA, 7:3 Acid, 7:3 uAcid, 8:2 monoPAPS, and 8:2 diPAPS, using an API 4000 Q Trap (Applied Biosystems/MDS Sciex) coupled to an Agilent 1100 autosampler. All tissue samples, including blood obtained at necropsy, were analyzed for PFOA, 8:2 monoPAPS, and 8:2 diPAPS, using a Micromass Ultima (Micromass, Manchester, United Kingdom) coupled to a Waters 717 plus autosampler (Waters, Milford, United Kingdom). Chromatographic details and mass transitions are provided in the Supporting Information.

Quality Control Procedure. Values are reported using the mean concentration and standard error. Units are reported as mass of analyte (ng) per mass of blood or tissue extracted (g). Analytes were quantified using internal calibration with the following internal standards: $^{13}C_2$-PFHxA (PFHxA), $^{13}C_2$-PFOA (PFHpA, PFOA), $^{13}C_5$-PFNA (PFNA), $^{13}C_2$-8:2 FTUCA (8:2 FTCA, 8:2 FTUCA, 7:3 Acid, 7:3 uAcid), $^{13}C_2$-perfluorodecanoic acid (8:2 monoPAPS), and 9:1 diPAPS (8:2 diPAPS). Internal calibration of 8:2 monoPAPS with $^{13}C_2$-perfluorodecanoic acid was validated using standard addition, where three samples analyzed by both methods were statistically similar using a paired *t*-test ($p = 0.411$). A spike and recovery experiment ($n = 4$) was performed using blood harvested upon necropsy from a control animal. Whole rat blood (300 μL) was stored for 24 h at −20 °C with 2.5 ng of all analytes of interest (Table 1). Extraction and analysis was performed as described above. The spike and recovery results were as follows: 107 ± 4% (PFHxA), 64 ± 5% (PFHpA), 111 ± 6% (PFOA), 108 ± 7% (PFNA), 101 ± 8% (8:2 FTCA), 63 ± 5% (8:2 FTUCA), 174 ± 19% (7:3 Acid), 70 ± 16% (8:2 monoPAPS), and 66 ± 8% (8:2 diPAPS). Reported values were not corrected for recovery. Procedural contamination was quantified by including two extraction blanks with each set of samples. Samples were blank corrected where appropriate using the mean blank value obtained from all analyses. For analytes present in the procedural blanks (PFHxA, PFHpA, PFOA (time-course), PFNA) limits of detection (LOD) were defined as three standard deviations (3σ) from the mean blank level, and limits of quantitation (LOQ) were defined as 10σ from the mean blank level (*40*). For analytes absent in the procedural blanks (PFOA (tissue distribution), 8:2 FTCA, 8:2 FTUCA, 7:3 Acid, 8:2 monoPAPS, 8:2 diPAPS) the LOD was empirically determined as the concentration producing a signal-to-noise ratio of 3, and the LOQ was the concentration producing a signal-to-noise ratio of 10 (*40*). LOD and LOQ values were transformed from extract concentrations to blood or tissue concentrations using the mean mass of blood harvested over the time-course (189 mg) and the mean mass of tissue extracted (0.715 g). LOD and LOQ values for all analyses are provided in the Supporting Information. Values less than LOD are reported as nondetect (nd) and given a value of zero, values less than LOQ are reported unaltered but are indicated using brackets in tables and an asterisk (*) in figures. Background concentrations in the control animals were either nondetect or below LOQ for all analytes, and are reported in the Supporting Information.

Results and Discussion

Abiotic Study. PFCA production from 8:2 PAPS will likely proceed via cleavage of the phosphate ester linkage, releasing free 8:2 FTOH, with subsequent biotransformation to PFOA. Although phosphate triesters are relatively labile toward hydrolysis (*41*), phosphate monoesters and diesters are stable, with lifetimes on the order of several years with respect to hydrolysis at environmental conditions (*42*). To confirm these findings, the hydrolytic stability of both 8:2 monoPAPS and 8:2 diPAPS was investigated under aggressive conditions of pH 9 and 50 °C. We observed <0.1% degradation over a 2-week period for both 8:2 PAPS congeners, corresponding to a minimum lifetime of 26 years with respect to hydrolysis. As this lifetime is consistent with previous investigations (*42*), we expect both 8:2 monoPAPS and 8:2 diPAPS to be stable toward abiotic hydrolysis throughout the entire gastrointestinal tract. In biological systems phosphates are subject to dephosphorylation by phosphatase enzymes, which are prevalent in the body as the phosphate anion is involved in energy transfer reactions and as a major component of hydroxyapatite (*27*). Phosphatase enzymes are also present in the intestinal tract and are involved in the dephosphorylation of certain nutrients, such as the phosphate ester of thiamin (*27*). As both 8:2 PAPS congeners are insensitive to abiotic hydrolysis, any dephosphorylation presumably involves phosphatase enzymes either in the gut or within the body.


Legend
PFOA
8:2 FTCA
8:2 FTUCA
PFHpA
7:3 Acid
8:2 monoPAPS
8:2 diPAPS
PFOA concentration (ng/g)
8:2 monoPAPS concentration (ng/g)
Time (days)
(a)
Concentration (ng/g)
Time (days)
(b)
PFOA and 8:2 diPAPS concentration (ng/g)
8:2 monoPAPS concentration (ng/g)
Time (days)
(c)
Concentration (ng/g)
Time (days)
(d)

FIGURE 1. Mean concentrations in whole blood. Error bars indicate standard error. (a) 15-Day time-course for 8:2 monoPAPS and PFOA in the 8:2 monoPAPS-dosed animals. (b) 3-Day time-course for PFOA, PFHpA, 8:2 FTCA, 8:2 FTUCA, and 7:3 Acid in the 8:2 monoPAPS-dosed animals. (c) 15-Day time-course for 8:2 diPAPS, 8:2 monoPAPS, and PFOA in the 8:2 diPAPS-dosed animals. (d) 3-Day time-course for PFOA, 8:2 FTCA, 8:2 FTUCA, and 7:3 Acid in the 8:2 diPAPS-dosed animals. Values less than LOD are reported as zero, and values less than LOQ are indicated with an asterisk (*).

***In Vivo* Study.** Elevated levels of PFOA were observed in the blood from both dose groups as compared to background levels in the control animals; where 80% of the samples were below the LOD of 1.8 ng/g, with a maximum observed concentration of 2.0 ng/g. In the 8:2 monoPAPS-dosed animals, 8:2 monoPAPS was the most prevalent fluorinated contaminant observed (Figure 1a), with a peak concentration of 7900 ± 1200 ng/g 24 h post-dosing. Overlaid with 8:2 monoPAPS in Figure 1a is the time-course for PFOA. PFOA peaked in concentration between 24 and 48 h post-dosing, with a mean value of 34 ± 4 ng/g at both time-points. This plateau suggests the true concentration peak was likely not captured by the sampling routine. Using 24 h as the peak uptake value, we calculated an elimination half-life of PFOA from blood of 20 days. This half-life is longer than the value of 4.1−9.0 days reported by Fasano et al. (*35*) for the elimination half-life of PFOA from the blood of adult male rats administered a single bolus dose of 8:2 FTOH at 125 mg/kg by oral gavage. The additional dephosphorylation step involved in PAPS metabolism may be responsible for the longer half-life observed here.

In addition to 8:2 monoPAPS and PFOA, several polyfluorinated metabolites, consistent with 8:2 FTOH exposure, were observed in the blood of the 8:2 monoPAPS-dosed animals. The time-course from 0 to 3 days post-dosing for the 7:3 Acid, 8:2 FTCA, and 8:2 FTUCA is shown in Figure 1b. The 7:3 uAcid was not observed, however this analyte was monitored using a mass transition obtained from Martin et al. (*23*) without further optimization as no analytical standards were available. The transient nature of the observed metabolites in blood is evident from their concentration peak at 4 h post-dosing, with subsequent rapid decrease or absence in the remainder of the time-points. The biological mechanism involved in the transformation from 8:2 FTOH to PFOA has been discussed in detail in previous studies (*23*, *35*), and is not the focus of this investigation, however these transient species provide considerable evidence that the observed increase in PFOA resulted from 8:2 FTOH exposure. As well as the transient metabolites, Figure 1b also includes the initial 3-day time-course for PFOA and PFHpA. Aside from PFOA, PFHpA was the only PFCA observed above background levels in the control animals. PFHpA attained a maximum concentration of 6.1 ± 1.1 ng/g 24 h post-dosing. PFHpA has previously been observed in rats dosed with 8:2 FTOH (*35*).

Concentrations observed in the blood of the 8:2 diPAPS-dosed animals are displayed in Figure 1c and d. 8:2 diPAPS peaked at 4 h post-dosing with a concentration of 32 ± 6 ng/g. 8:2 monoPAPS was observed at a maximum concentration of 900 ± 200 ng/g 24 h post-dosing. The 15-day time-course for PFOA shows a clear uptake profile, which plateaus around 48 h at 3.8 ± 0.3 ng/g, however the excretion profile is not obvious, with a PFOA concentration of 4.0 ± 0.7 ng/g

TABLE 2. Mean Concentrations in Tissues Harvested at Necropsy (Errors are Reported Using the Standard Error; Values Less than LOD are Reported as Nondetect (nd) and Values Less than LOQ are Reported in Brackets)

	concentration (ng/g)[a,b]					
	8:2 monoPAPS-dosed			8:2 diPAPS-dosed		
tissue[c]	PFOA	8:2 monoPAPS	8:2 diPAPS	PFOA	8:2 monoPAPS	8:2 diPAPS
blood	130 ± 15	{130 ± 21}	-	480 ± 100	820 ± 90	{85 ± 11}
liver	320 ± 50	1700 ± 300	-	1500 ± 200	9200 ± 600	600 ± 200
kidneys	100 ± 20	{440 ± 70}	-	230 ± 30	3700 ± 200	nd

[a] Analysis was performed using a Micromass Ultima mass spectrometer. [b] Tissues harvested from the control animals were nondetect for the analytes of interest. [c] Muscle, fat, and brain samples from the dosed animals were nondetect for the analytes of interest. Spleen and testes from the dosed animals were nondetect for all analytes except PFOA observed in the testes of the 8:2 diPAPS-dosed animals at 57 ± 7 ng/g and PFOA observed in the spleen of the 8:2 diPAPS-dosed animals at 5.5 ± 0.7 ng/g.

present in the blood of the animals 15 days post-dosing. It must be noted that the LOQ for PFOA in the whole blood samples analyzed here is 6.1 ng/g (see Supporting Information), driven by minor contamination present in the procedural blanks. Values are provided as illustration of the observed trends, without further interpretation. The 3-day time-course for PFOA and the intermediate metabolites for the 8:2 diPAPS-dosed animals is displayed in Figure 1d. Despite the low levels of PFOA observed, both the 7:3 Acid and 8:2 FTCA were detected 4 h post-dosing. Aside from PFOA, no PFCAs were observed above background levels present in the control animals for the 8:2 diPAPS-dosed animals.

Upon completion of the time-course the animals were dosed a second time, with sacrifice and necropsy 24 h post-dosing. In contrast to the results for the time-course, the levels observed in the 8:2 diPAPS-dosed animals were greater than those in the 8:2 monoPAPS-dosed animals. Reasons for this discrepancy are not apparent, and with only one time point subsequent to the second dosing the two situations are difficult to compare. Concentrations observed in the analyzed tissues are displayed in Table 2. Within the dose groups, concentrations for each analyte were largest in the liver, which is consistent with previous rat studies involving PFOA (*43*).

The quality of the reported results depends on the purity of the administered dose. There is considerable evidence that the compounds observed in the dosed animals are a result of PAPS metabolism and not due to contamination within the dosed materials. Byproducts of the 8:2 PAPS synthetic routine include congeners of different substitutions and residual starting materials. After purification, both 8:2 monoPAPS and 8:2 diPAPS were >97% pure with respect to relevant fluorinated materials. Of particular concern within this purity range is residual 8:2 FTOH. The percent by mass of 8:2 FTOH in the synthesized 8:2 monoPAPS and 8:2 diPAPS was 0.6% and 0.7%, respectively. The 8:2 monoPAPS-dosed animals had almost 1 order of magnitude more PFOA in their blood 24 h post-dosing compared to the 8:2 diPAPS-dosed animals (Figure 1). As 8:2 FTOH contamination is consistent by mass between the doses, the difference in PFOA exposure between the dose groups must be due to increased biological processing of 8:2 monoPAPS as compared to 8:2 diPAPS, and not from residual 8:2 FTOH present in the dosed materials.

The concentration profiles for 8:2 diPAPS, 8:2 monoPAPS, and PFOA in the 8:2 diPAPS-dosed animals, shown in Figure 1c, have staggered maxima. This absorption pattern is consistent with the sequential dephosphorylation of 8:2 diPAPS shown schematically in Figure 2. The administered 8:2 diPAPS dose contained <1% by mass 8:2 monoPAPS, however feces collected with blood at 4 and 24 h post-dosing contained 3% and 9% by mass 8:2 monoPAPS relative to 8:2 diPAPS. Changes of this magnitude in the chemical composition of the feces cannot be explained by uptake of 8:2 diPAPS or excretion of 8:2 monoPAPS via enterohepatic circulation, as the sum of these compounds observed in the blood of the animals was <0.05% of the administered dose. As a result, the increasing amount of 8:2 monoPAPS relative to 8:2 diPAPS in the feces of the 8:2 diPAPS-dosed animals suggests that 8:2 diPAPS was dephosphorylated in the gut of the animals. Intestinal dephosphorylation of 8:2 diPAPS to 8:2 monoPAPS releases a unit of 8:2 FTOH into the gut of the animal, which may continue through the metabolic pathway to PFOA (Figure 2). Although relative contributions from reaction byproducts and from biotransformation of 8:2 diPAPS cannot be fully delineated, the concentration profiles in the blood and feces suggest there is a measurable contribution from biotransformation of 8:2 diPAPS to the load of 8:2 monoPAPS and PFOA observed in the 8:2 diPAPS-dosed animals.


8:2 diPAPS
8:2 monoPAPS
8:2 FTOH
Gut Contents
Bloodstream
8:2 diPAPS
8:2 monoPAPS
8:2 FTOH
PFOA

FIGURE 2. Schematic outlining two potential pathways for PFOA production from the biotransformation of the 8:2 PAPS congeners. Dosed compounds are indicated by boxes. The solid arrows represent intestinal dephosphorylation followed by absorption of the free 8:2 FTOH. The dotted arrows indicate absorption of 8:2 PAPS followed by *in vivo* dephosphorylation.

Implications to Human Exposure. The overall conclusions from this study are twofold. First, the phosphate ester bonds in both 8:2 PAPS congeners are biologically labile. Animals from both exposure groups had increased levels of PFOA and intermediate 8:2 FTOH metabolites from 8:2 PAPS dephosphorylation and subsequent biotransformation of 8:2 FTOH. Second, both 8:2 PAPS congeners are bioavailable, with both 8:2 monoPAPS and 8:2 diPAPS observed in the blood of their respective dose groups.

Possible exposure pathways leading to the production of PFOA from either 8:2 monoPAPS or 8:2 diPAPS are shown schematically in Figure 2. The administered compounds are indicated with boxes. Two distinct mechanisms are shown in Figure 2. Following the solid arrows, the 8:2 PAPS congeners are intestinally dephosphorylated with absorption of free 8:2 FTOH, whereas the dotted arrows depict direct absorption of 8:2 PAPS followed by dephosphorylation within the animal.

DUPONT®

DuPont Legal

Donald P. McAviney
Corporate Counsel and Assistant Secretary
DuPont Legal, D-8048
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176

December 27, 2007

VIA: MESSENGER
United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. du Pont de Nemours and Company
Proxy Statement – 2008 Annual Meeting

Ladies and Gentlemen:

On behalf of E. I. du Pont de Nemours and Company ("DuPont"), pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934, I enclose six copies of a letter in support of DuPont's request for no action regarding the exclusion from its 2008 annual meeting proxy materials (the "2008 Proxy Materials") of a shareholder proposal (the "Proposal") submitted by the Amalgamated Bank Long View Collective Fund ("Amalgamated"). For the reasons set forth in the enclosed letter, the Proposal properly may be omitted from DuPont's 2008 Proxy Materials. The Proposal is attached as Exhibit A to each of the enclosed six copies. We request that the Staff not recommend any enforcement action if the Proposal is so omitted.

By copy of this letter, Amalgamated is being notified of DuPont's intention to omit the Proposal and supporting statement from its 2008 Proxy Materials.

If you have any questions or require additional information, please contact me at (302) 774-9564 or my colleague, Mary Bowler, at (302) 774-5303. Thank you for your consideration.

Very truly yours,

Donald P. McAviney

Corporate Counsel

DPM:rtp
SEC cover no action letter 12-2007 Amalgamated Bank proxy statement – 2008 annual mtg
Enclosures
cc: Cornish Hitchcock, Esq. (Amalgamated) (with enclosures)

DUPONT®

DuPont Legal

Donald P. McAviney
Corporate Counsel and Assistant Secretary
DuPont Legal, D-8048
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176

February 1, 2008

VIA: OVERNIGHT MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. du Pont de Nemours and Company
Proxy Statement – 2008 Annual Meeting

Ladies and Gentlemen:

On behalf of E. I. du Pont de Nemours and Company ("DuPont"), pursuant to the provisions of Rule 14a-8 of the Securities Exchange Act of 1934, I enclose six copies of a letter in further support of DuPont's request for no action regarding the exclusion from its 2008 annual meeting proxy materials (the "2008 Proxy Materials") of a shareholder proposal (the "Proposal") submitted by the Amalgamated Bank LongView Collective Fund ("Amalgamated"). This letter responds to the January 22, 2008 letter submitted by Amalgamated.

Please stamp the extra copy of this transmittal letter and return to me in the enclosed self-addressed envelope.

By copy of this letter, Amalgamated is being notified of DuPont's submission of this rebuttal letter.

Very truly yours,

Donald P. McAviney

Corporate Counsel

DPM:msm
SEC Rebuttal Transmittal Ltr.-Amalgamated Bank proxy statement – 2008 annual mtg.
Enclosures
cc: Amalgamated Bank Long View Collective
Investment Fund

DUPONT ®
Donald P. McAviney
Corporate Counsel
DuPont Legal, D-8042
1007 Market Street
Wilmington, DE 19898
Telephone: (302) 774-9564
Facsimile: (302) 773-5176

February 1, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: E. I. du Pont de Nemours and Company Proxy Materials for The 2008 Annual Meeting--Proposal by the Amalgamated Bank LongView Collective Investment

Ladies and Gentlemen:

On December 27, 2007 E. I. du Pont de Nemours and Company, a Delaware corporation ("DuPont" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, submitted its letter (the "December 27, 2007 Letter") respectfully requesting that the Staff of the Division of Corporation Finance (the "Staff") of the Securities Exchange Commission (the "Commission") concur with its view that, the shareholder proposal and supporting statement (collectively the "Proposal") submitted by the Amalgamated Bank LongView Collective Investment Fund (the "Proponent") could properly be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of shareholders.

By letter dated January 22, 2008 the Proponent submitted a letter in opposition to the Company's position that the Proposal may be omitted properly from its Proxy Materials because it has been substantially implemented. The Company continues to believe it has substantially implemented the Proposal. This letter is to clarify that the only argument advanced in the Proponent's opposition letter, namely that DuPont's report does not address the "...breakdown to PFOA in use or in the environment..." is not accurate. DuPont's report clearly summarizes the progress it has made, and continues to make, in this area.

Pursuant to Rule 14a-8(j), I am enclosing six copies of this letter, one of which is manually signed. A copy of this letter is also being sent to the Proponent.

I. The Proposal

The Proposal urges the Board of Directors of DuPont to issue a report on "PFOA compounds" used in DuPont products by the 2009 annual meeting. The text of the resolution of the Proposal is set forth below, and a copy of the Proposal together with its Supporting Statement is included with the Company's December 27, 2007 Letter.

"Resolved: The shareholders urge the Board of Directors to issue a report on PFOA compounds used in DuPont products by the 2009 annual meeting, at reasonable cost and excluding confidential information, evaluating the feasibility of rapid phaseout of PFOA from all DuPont products, including materials that can degrade to PFOA in use or in the environment, and the development and adoption of safer substitutes."

II. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(10) Because it has been Substantially Implemented.

The Company continues to believe that under Rule 14a-8(i)(10), this Proposal may be omitted, because it already has been substantially implemented for the reasons discussed in its December 27, 2007 Letter.

The Proponent acknowledges in its letter, that DuPont has made progress toward the elimination of the use of PFOA in its manufacturing processes, but expresses concern that the Company's "...activities are unresponsive to the other leg of this request....which involves products evidenced to break down to PFOA" (see page 3 of the Proponent's opposition letter).

DuPont specifically addresses the progress it has made and continues to make with respect to PFOA in its fluoropolymer and fluorotelomer products under the following two captions in the December 27, 2007 Letter.

Fluoropolymer Products—PFOA Reduction and Progress Toward Elimination

Fluorotelomer Products—PFOA Reduction and Short-Chain Products

In order to further clarify that progress and to directly refute the Proponent's statements that the DuPont report did not address breakdown to PFOA, DuPont provides the following:

Fluoropolymer Products

Fluoropolymers are very stable and have not been shown to break down to PFOA in the environment. Furthermore, the stability of these polymers is such that the potential for in-use breakdown is negligible.

Fluorotelomer Products

For fluorotelomer products, the switch to a short-chain chemistry product line is based on molecules that cannot breakdown to PFOA in the environment. This change, when combined with the other elements of the Company's program, yields fluorotelomer products with negligible PFOA and PFOA precursor content. The Company's report, which was published on its website on January 14, 2008 at (www.pfoa.dupont.com) (the "Report") describes similar excellent progress toward this conversion.

Conclusion

For the reasons stated above and in the December 27, 2007 Letter, DuPont has made significant progress toward its commitment to no longer make, use or buy PFOA in a way that also addresses the potential for in-use and environmental breakdown. All of this information is included in the Company's Report. Therefore, for these reasons, the Company believes it has substantially implemented the report sought by the Proposal, and that pursuant to Rule 14a-8 (i)(10), DuPont may properly exclude the Proposal from its 2008 Annual Meeting Proxy Materials.

If you have any questions or require additional information, please contact me at 302-774-9564 or my colleague, Mary Bowler, at 302-774-5303.

Very truly yours,

Donald P. McAneny

Corporate Counsel

cc: Amalgamated Bank LongView Collective
Investment Fund

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 684-6610 • FAX: (202) 315-3552
CONH@HITCHLAW.COM

14 February 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re: Du Pont shareholder resolution regarding PFOA

Dear Counsel:

On 22 January 2008 Amalgamated Bank LongView Collective Investment Fund (the "Fund") responded to the no-action request of E.I. Du Pont de Nemours ("Du Pont"). In that letter we demonstrated why the Fund's resolution regarding PFOA may not be excluded as having been "substantially implemented." We respond here to the further argument contained in Du Pont's letter of 1 February 2008.

Du Pont's most recent letter states that "fluoropolymer products are very stable and have not been shown to break down to PFOA in the environment." However, in various previous communications, Du Pont acknowledged PFOA content as being present: "PFOA is used as a processing aid to manufacture some fluoropolymers. It is not incorporated into the polymers themselves, yet PFOA can be present in trace quantities in those fluoropolymers that are made using it."[1]

In addition, the study cited in our letter shows that the fluoropolymers

---

[1] For instance, "Fluorotelomer products are not made with, nor do they use, PFOA in the manufacturing process. PFOA is an unintended byproduct created during the manufacture of fluorotelomers and is present at trace levels in some of these products," http://www2.dupont.com/Media_Center/en_BR/news_releases/2006/article20060127c.html, and "PFOA is not used in the manufacturing of fluorotelomers; however, it is an unintended by-product present at trace levels in some fluorotelomer-based products." Du Pont, *Form 10-K*, p. 44 (23 February 2007).

called polyfluoroalkyl phosphate surfactants (PAPs) – used in Du Pont products - are bioavailable and subject to metabolic breakdown in rats.[2] While this route has not been studied in humans, this research shows that these compounds may break down inside a body to produce PFOA.

Thus, when the Company asserts that the fluoropolymers have not been shown to break down in the environment, and when it claims that the potential for breakdown in use is negligible, it is engaging in a characterization of the situation that has been contradicted in the scientific literature.

Du Pont claims in this recent communication that their switch to short-chain chemistry in fluorotelomers products "yields fluorotelomers products with negligible PFOA and PFOA precursor content." Similarly the claim that its short-chain chemistry "cannot break down to PFOA in the environment" remains to be tested within the scientific literature. In the previously cited research by Mabury *et al.*, rats given PAPS (polyfluoroalkyl phosphate surfactants) were found to have higher levels of PFOA in their bodies. This study shows that PAPs are bioavailable and subject to metabolic breakdown.[3] According to the authors the metabolic pathway of breakdown to PFCAs "proceeds via several reactive intermediates." That is, exposure to precursors of PFCAs may actually be more toxic than exposure to PFCAs themselves. The authors stated that this toxicity is not necessarily defined by chain length. "Unlike bioaccumulation potential, which decreases with chain length, these toxicological concerns regarding FTOH [fluorotelomer alcohol] exposure may not be mitigated by decreasing the length of the fluorinated chain."[4]

The proposal requests a report entailing details on the "feasibility of rapid phaseout of PFOA from all Du Pont products, including materials that can degrade to PFOA in use or in the environment, and the development and

---

[2] D'eon, J.C. and Mabury, S.A. Production of Perfluorinated Carboxylic Acids (PFCAs) from the Biotransformation of Polyfluoroalkyl Phosphate Surfactants (PAPS): Exploring Routes of Human Contamination. Environ. Sci. Technol., 41, 13, 4799 - 4805, 2007, 10.1021/es070126x.

[3] D'eon, J.C. and Mabury, S.A. Production of Perfluorinated Carboxylic Acids (PFCAs) from the Biotransformation of Polyfluoroalkyl Phosphate Surfactants (PAPS): Exploring Routes of Human Contamination. Environ. Sci. Technol., 41, 13, 4799 - 4805, 2007, 10.1021/es070126x.

[4] D'eon, J.C. and Mabury, S.A. Production of Perfluorinated Carboxylic Acids (PFCAs) from the Biotransformation of Polyfluoroalkyl Phosphate Surfactants (PAPS): Exploring Routes of Human Contamination. Environ. Sci. Technol., 41, 13, 4799 - 4805, 2007, 10.1021/es070126x.

adoption of safer substitutes." We continue to believe that Du Pont's current activities and reporting do not fulfill that request. While the company is making some progress toward the elimination of PFOA as such, its reporting and activities remain unresponsive to the other leg of this request, namely that it report on the process of dealing with products, which are a material portion of Du Pont's business, and that increasingly have been shown in the open literature to break down into PFOA.

For these reasons and those in our prior response, we reiterate our request that the Division inform the Company that the Division does not agree with the Company's argument. Should the Division decide to concur with the Company, we respectfully request an opportunity to confer.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Donald P. McAviney, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: E. I. du Pont de Nemours and Company
Incoming letter dated December 27, 2007

The proposal urges the board to issue a report on PFOA compounds used in DuPont products evaluating the feasibility of rapid phaseout of PFOA from all DuPont products, including materials that can degrade to PFOA in use or in the environment, and the development and adoption of safer substitutes.

There appears to be some basis for your view that DuPont may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if DuPont omits the proposal from its proxy materials in reliance on 14a-8(i)(10).

Sincerely,

Craig Slivka
Attorney-Adviser

END